EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE YEAR ENDED DECEMBER 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") most recently issued annual Consolidated Financial Statements for the year ended December 31, 2018 ("Consolidated Financial Statements"). (All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•	Cash costs per ounce produced on a co-product and by-product basis, for gold and silver;

•	Co-product cash costs per pound of copper produced;

•	All-in sustaining costs per ounce produced on a co-product and by-product basis, for gold and silver;

•	All-in sustaining co-product costs per pound of copper produced;

•	Net debt;

•	Net free cash flow;

•	Average realized price per ounce of gold/silver sold; and

•	Average realized price per pound of copper sold.

Definitions and reconciliations associated with the above metrics can be found in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources are included in this MD&A.

1.      HIGHLIGHTS AND RELEVANT UPDATES

For the year ended December 31, 2018 (unless otherwise noted)

•
The Company exceeded production expectations, and achieved this at total production costs for gold, silver, and copper that were either in line with or better than guided ranges for the cost metrics for the full year. Relative to guidance for the Company's six mines ("Yamana mines"), production performance was as follows:

Production	2018 Actual	2018 Guidance (i)	% increase
Total gold production (ounces)	940,619	920,000	2%
Total silver production (ounces)	8,023,046	7,550,000	6%
Total copper production (pounds) - Chapada	129,151,441	125,000,000	3%

(i)
2018 guidance for gold, and copper production reflects the increases that were applied during the year. For gold, it represents an increase of 20,000 ounces to the initially guided 900,000 ounces for Yamana mines. For copper, it represents an increase of 5 million pounds to the initially guided 120 million pounds. Silver reflects the revision applied to El Peñón guidance in the third quarter of 2018 from the initially guided 8.15 million ounces for Yamana Mines.

•
Successful first six months of operations at Cerro Moro mine resulted in gold production above expectations at an average mill feed grade of 15.85 g/t and recovery rate of 93.1%. Silver production was also above expectations at an average mill feed grade of 725 g/t and recovery rate of 89.4%. Additionally, all per unit costs were below guidance for both gold and silver.

•	Strong operating performance was also attributed to above-expectation gold production at Chapada and El Peñón, and record production at Canadian Malartic and Jacobina.

•	Completion and advancement of several strategic initiatives during the year including:

◦
Closing of the previously announced transaction with Mineros S.A. ("Mineros") to sell 100% of the Company's interest in the Gualcamayo Mine in Argentina and completion of the option agreement on the La Pepa gold project in Chile.  The transaction was structured to provide both immediate payments and value, and future payments and value (Refer to Note 6: Divestitures to the Company's Consolidated Financial Statements for additional details).

| 2

◦
Completion of the business combination between Leagold Mining Corporation ("Leagold") and Brio Gold Inc. ("Brio Gold"), resulting in the Company’s ownership percentage interest in Leagold of 20.5% and warrants offering upside potential from the combined synergies and strong production platform.

◦
Evaluation of and engagement in discussions relating to various development scenarios for Agua Rica. This includes an integration scenario between Agua Rica and Alumbrera pursuant to which a joint pre-feasibility study has started, and for which results are expected in the first half of 2019. Concurrently, the Company continues the engagement with the other partners of Alumbrera and with various other stakeholders at the national and provincial level.

•
The Company's exploration programs continue to deliver on mineral resources discovery and mineral reserve replacement and growth. Overall, the exploration program successfully increased mineral reserves to replace 2018 mineral depletion,excluding assets that were disposed of in 2018. Measured and indicated mineral resources and inferred mineral resources increased by 5% and 7%, respectively. For additional details, refer to Section 4: Operating Segments Performance and Section 6: Mineral Reserve and Mineral Resource Estimates of this MD&A.

•
Cash flows from operating activities of $404.2 million and cash flows from operating activities before net change in working capital during the year of $566.3 million. These amounts include amortization of deferred revenue of $41.7 million in the third quarter and $33.3 million in the fourth quarter, which are related to deferred revenue attributable to deliveries under the Company’s copper advanced sales program during the respective quarters. The Company's copper advanced sales program's deliveries began in the third quarter of 2018 and will continue through the second quarter of 2019. If not for the timing difference of cash proceeds attributable to this transaction, the Company’s cash flows from operating activities before net change in working capital would have been higher by those amounts during the quarters as follows:

(In millions of US Dollars, unless otherwise noted)	For the three months ended
Illustration of impact due to copper advanced sales program	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019 (ii)	June 30, 2019 (ii)	Cumulative impact
Copper pounds to be delivered per contract (millions)			13.2	10.7	8.2	8.2	40.3

Cash flows from operating activities before net change in working capital (i)	$206.4	$157.5	$86.6	$115.8	$—	$—	$—
Impact due to copper advanced sales program	(125.0)	—	41.7	33.3	25.1	24.9	—
Cash flows from operating activities before net change in working capital, normalized for the copper advanced sales program (i)	$81.4	$157.5	$128.3	$149.1	$—	$—	$—

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(ii)	For illustration purposes only. The Company intends to provide information each subsequent period reflecting the impact due to copper advanced sales program over its term.

•
The Company's financial position continues to remain strong and is expected to improve further into 2019 with the continuation of strong operating results, planned declines in expansionary capital expenditures, a full year of operations at Cerro Moro, the sale of unrefined gold and silver carried over from 2018, and the mid-year completion of the advanced copper sales agreement.

•	Lower debt by 5%, compared to December 31, 2017, although affected by one-time payments and the timing of shipments; the Company remains committed to lowering overall debt.

Other Financial Updates

•
Significant events having a non-cash accounting impact during the fourth quarter that are not reflective of ongoing operations include (Refer to Section 3: Review of Financial Results of this MD&A for additional details):

◦
An impairment reversal of $150.0 million in respect of Jacobina following the significant increase in mineral reserves and mineral resources, which extends the life of the mine, and other operational improvements.

◦	An impairment of $151.0 million in respect of Minera Florida and $45.0 million in respect of goodwill on acquisition of Canadian Malartic.

OPERATING

•
Gold production for Yamana Mines(viii), as shown in the table below, increased by 14% in 2018, compared to 2017. Individual mine results included increases of 10% at Canadian Malartic, 7% at Jacobina and 1% at Chapada, in addition to the contribution of 92,793 ounces of gold from Cerro Moro, which reached commercial production towards the end of the second quarter of 2018. The aforementioned increases more than offset the lower production at other mines.

| 3

	For the three months ended December 31,		For the years ended December 31,
	2018	2017	2018	2017
Gold
Production - Yamana Mines (ounces) (viii)	270,193	214,828	940,619	823,263
Production - Total Yamana (ounces) (i)	292,484	259,606	1,032,903	977,315
Sales - Yamana Mines (ounces) (viii)	261,929	217,754	910,485	818,468
Sales - Total Yamana (ounces)	284,420	261,057	1,004,462	971,148
Sales - consolidated (ounces)	284,420	301,513	1,075,214	1,147,204
Per ounce data (ii)
Revenue	$1,223	$1,269	$1,263	$1,250
Average realized price (iii)(iv)	$1,226	$1,286	$1,267	$1,264
Average market price (v)	$1,226	$1,277	$1,268	$1,259
Total cost of sales - Yamana Mines (vi) (viii)	$999	$929	$1,008	$973
Total cost of sales - Total Yamana (vi)	$1,010	$966	$1,031	$1,023
Total cost of sales - consolidated (vi)	$1,010	$980	$1,042	$1,038
Co-product cash costs - Yamana Mines (iii) (viii)	$570	$612	$614	$621
Co-product cash costs - Total Yamana (iii)	$610	$660	$649	$672
Co-product AISC - Yamana Mines (iii) (viii)	$763	$884	$816	$869
Co-product AISC - Total Yamana (iii)	$801	$899	$843	$888
By-product cash costs - Yamana Mines (iii) (viii)	$420	$476	$445	$490
By-product AISC - Yamana Mines (iii) (viii)	$657	$800	$696	$788

•	Silver production was 60% higher than in 2017, mainly from the contribution of Cerro Moro:

	For the three months ended December 31,		For the years ended December 31,
	2018	2017	2018	2017
Silver (vii)
Production (ounces)	3,264,695	1,171,042	8,023,046	5,004,761
Sales (ounces)	3,065,102	1,081,731	7,000,887	5,125,689
Per ounce data (ii)
Revenue	$14.59	$16.46	$15.37	$16.80
Average realized price (iii)(iv)	$14.59	$16.49	$15.37	$16.83
Average market price (v)	$14.56	$16.71	$15.71	$17.08
Total cost of sales (vi)	$14.23	$13.26	$15.58	$13.63
Co-product cash costs (iii)	$7.12	$8.86	$8.25	$10.01
Co-product AISC (iii)	$9.57	$11.90	$10.81	$13.48
By-product cash costs (iii)	$4.99	$7.44	$5.90	$8.58
By-product AISC (iii)	$7.99	$11.05	$9.11	$12.65

•	Copper production was 1.5% higher than in 2017 and 4% above guidance.

	For the three months ended December 31,		For the years ended December 31,
	2018	2017	2018	2017
Copper
Production (millions of pounds)	39.0	34.7	129.2	127.3
Sales (millions of pounds)	35.5	33.2	123.6	120.1
Per pound data (ii)
Revenue	$2.56	$2.36	$2.70	$2.36
Average realized price (iii)(iv)	$2.90	$3.02	$2.99	$2.78
Average market price (v)	$2.80	$3.09	$2.96	$2.80
Total cost of sales (vi)	$1.87	$1.68	$1.80	$1.74
Co-product cash costs (iii)	$1.50	$1.51	$1.51	$1.54
Co-product AISC (iii)	$1.86	$1.85	$1.90	$1.89
_____________________________________________

| 4

(i)
Total Yamana includes Gualcamayo's gold production of 22,291 and 92,284 ounces for the fourth quarter of 2018 and year ended December 31, 2018, respectively (44,778 and 154,052 ounces for the fourth quarter and year ended December 31, 2017, respectively).

(ii)	Cost of sales are per ounce/pound sold and cash costs and AISC are per ounce/pound produced.

(iii)
A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional subtotals in financial statements are included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(iv)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(v)	Source of information: Bloomberg.

(vi)	Cost of sales consists of the sum of 'cost of sales excluding Depletion, Depreciation and Amortization' ("DDA") plus DDA.

(vii)	Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

(viii)	Yamana Mines includes Chapada, El Peñón, Canadian Malartic, Jacobina, Minera Florida and Cerro Moro.

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

•
The Company's Total Recordable Injury Frequency Rate was 0.6(i) for 2018, which represents a 20% improvement over 2017. A number of mines demonstrated the possibility of achieving the Company's goal of One Team, One Goal: Zero throughout 2018.

•
In addition to the previously disclosed awards received in 2018, in November, the Company was awarded the "Argentinian Mining Company of the Year" by the industry magazine Panorama Minero at the 3rd International Seminar of Metals and Mining.

(i) Calculated on 200,000 hours worked and includes employees and contractors.

FINANCIAL

For the three months ended December 31, 2018

•
Revenue for the three-month period ended December 31, 2018 was comparable to that of the same period in 2017, as 5% lower realized gold prices were partly offset by higher silver and copper sales compared to December 31, 2017. Revenue was impacted by lower attributable ounces following the sale of Brio Gold and Gualcamayo. At Cerro Moro, elevated silver grades above plan led to capacity constraints at the mine furnace, resulting in an increase in gold and silver precipitate at the end of the year, which impacted sales volumes. Precipitate inventory levels are expected to be drawn down to normalized levels in the first half of 2019.

•
Net loss attributable to the Company's equity holders for the three months ended December 31, 2018 was $61.4 million or $0.06 per share basic and diluted, compared to a net loss of $188.6 million or $0.20 per share basic and diluted for the three months ended December 31, 2017. This includes certain non-cash and other items that may not be reflective of current and ongoing operations reducing the Company's earnings by $87.6 million or $0.09 per share and included:

◦
An impairment reversal of $150.0 million in respect of Jacobina following the significant increase in mineral reserves and mineral resources, which extends the life of the mine, and other operational improvements.

◦	The reversal was offset by non-cash accounting impairments of $151.0 million in respect of Minera Florida and $45.0 million in respect of goodwill on acquisition of Canadian Malartic.

◦	A higher income tax expense of $33.3 million due to a non-recurring tax payment made in the quarter.

◦
A non-cash unrealized foreign exchange gain on income taxes resulting from the US Dollar weakening during the quarter against local currencies. (Refer to Note 13: Income taxes to the Company's Consolidated Financial Statements for additional details). Despite the fluctuations in respect of non-cash unrealized foreign exchange loss, cash taxes paid are in line with expectations and benefiting from the annual depreciation of the local currencies.

◦	Other provisions, write-downs and adjustments and other assets. (Refer to Section 3: Review of Financial Results of this MD&A for additional details).
In addition to the Company's ongoing cost reduction efforts, continued weaker local currencies against the US Dollar positively impacted costs.

For the year ended December 31, 2018

•
Revenue for the year ended December 31, 2018 was lower than December 31, 2017 due to lower consolidated gold sales quantities, as there were more attributable ounces from Brio Gold and Gualcamayo in 2017. This was partly offset by an additional 3.5 million pounds of copper sold at an 8% higher average realized price. As aforementioned, the build up of unsold metal inventory at Cerro Moro also negatively impacted revenue for the year.

•
Net loss attributable to the Company's equity holders for the year ended December 31, 2018 was $284.6 million or $0.30 per share basic and diluted, compared to net loss of $188.5 million or $0.20 per share basic and diluted for the year ended December 31, 2017.

| 5

This includes certain non-cash and other items that may not be reflective of current and ongoing operations reducing the Company's earnings by $396.5 million or $0.42 per share. The more notable items are related to the non-cash accounting impairment and reversal recorded during the year, the gains on the disposition of Brio Gold and the Canadian exploration properties, the non-cash unrealized foreign exchange loss and provisions, the one-time charge associated with payment to the Brazilian tax authorities described above, and other write-downs and adjustments. (See Section 3: Review of Financial Results of this MD&A for additional details).

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars; unless otherwise noted)	2018	2017 (i)	2018	2017 (i)	2016
Revenue	$483.4	$478.8	$1,798.5	$1,803.8	$1,787.7
Cost of sales excluding DDA	(266.2)	(264.7)	(1,010.0)	(1,042.4)	(1,029.0)
Gross margin excluding DDA	$217.2	$214.1	$788.5	$761.4	$758.7
Depletion, depreciation and amortization	(130.9)	(100.9)	(438.3)	(426.8)	(462.3)
Impairment of mining properties and goodwill, net	(46.0)	(256.9)	(149.0)	(256.9)	(711.3)
Mine operating earnings (loss)	$40.3	$(143.7)	$201.2	$77.7	$(414.9)
General and administrative	(21.0)	(34.0)	(91.8)	(113.6)	(100.2)
Exploration and evaluation	(3.6)	(7.0)	(13.0)	(21.2)	(14.9)
Share of earnings of associate	4.5	—	5.5	—	—
Other operating (expenses) income, net	(11.0)	(16.4)	9.3	(23.6)	(39.7)
Impairment of non-operating mining properties	14.0	(99.6)	(153.0)	(99.6)	96.2
Operating earnings (loss)	$23.2	$(300.7)	$(41.8)	$(180.3)	$(473.5)
Finance costs	(32.0)	(28.7)	(137.4)	(110.8)	(110.2)
Other costs (income), net	0.2	(7.4)	2.5	(20.9)	(32.0)
Net loss before income taxes	$(8.6)	$(336.8)	$(176.7)	$(312.0)	$(615.7)
Income tax (expense) recovery, net	$(52.8)	$138.5	$(121.0)	$113.9	$324.9
Net loss from continuing operations	$(61.4)	$(198.3)	$(297.7)	$(198.1)	$(290.8)
Net loss from discontinued operations	$—	$—	$—	$—	$(17.5)
Net loss	$(61.4)	$(198.3)	$(297.7)	$(198.1)	$(308.3)

Attributable to:
Yamana Gold Inc. equity holders	$(61.4)	$(188.6)	$(284.6)	$(188.5)	$(307.9)
Non-controlling interests	$—	$(9.7)	$(13.1)	$(9.6)	$(0.4)
	$(61.4)	$(198.3)	$(297.7)	$(198.1)	$(308.3)
Per share data
Loss per share - basic and diluted (iv)	$(0.06)	$(0.20)	$(0.30)	$(0.20)	$(0.32)
Loss per share from continuing operations - basic and diluted (iv)	$(0.06)	$(0.20)	$(0.30)	$(0.20)	$(0.31)
Dividends declared per share	$0.005	$0.005	$0.020	$0.020	$0.020
Dividends paid per share	$0.005	$0.005	$0.020	$0.020	$0.030
Weighted average number of common shares outstanding (thousands)
Basic and diluted	949,337	948,468	949,030	948,187	947,443
Cash flows (ii)
Cash flows from operating activities (v)	$114.7	$158.5	$404.2	$484.0	$651.9
Cash flows from operating activities before net change in working capital (iii)	$115.8	$122.3	$566.3	$498.0	$626.6
Cash flows used in investing activities	$(91.4)	$(196.9)	$(329.6)	$(644.2)	$(407.7)
Cash flows (used in) from financing activities	$(49.3)	$68.3	$(134.3)	$217.9	$(267.5)

(i)
The Company has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated except for certain hedging requirements. Accordingly, the 2017 comparative periods have been restated for the changes in hedging requirements; however, the 2016 results have not been restated. Refer to Note 5: Recent Accounting Pronouncements to the Company's Consolidated Financial Statements.

(ii)	For further information on the Company's liquidity and cash flow position, refer to Section 7: Financial Condition and Liquidity of this MD&A.

(iii)	A cautionary note regarding non-GAAP financial measures is included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(iv)	Attributable to Yamana Gold Inc. equity holders.

| 6

(v)
Cash flows from operating activities for the three months ended December 31, 2018 include the impact of $37.5 million in non-cash deferred revenue recognized in respect of metal sales agreements, including $33.3 million associated with the copper advanced sales program.

•	Net free cash flow for the following periods ended December 31, 2018 was as follows:

(In millions of US Dollars)	For the three months ended December 31,		For the year ended December 31,
Net free cash flow (i) (ii)	2018	2017	2018	2017
Cash flows from operating activities before income taxes paid and net change in working capital	$155.3	$170.3	$708.4	$593.7
Income taxes paid	(6.1)	(1.4)	(40.8)	(19.0)
Payments made to Brazilian tax authorities	(33.3)	(46.6)	(101.3)	(76.7)
Cash flows from operating activities before net change in working capital (ii)	$115.9	$122.3	$566.3	$498.0
Net change in working capital (iii)	(1.1)	36.2	(162.1)	(14.0)
Cash flows from operating activities	$114.8	$158.5	$404.2	$484.0
Adjustments to operating cash flows:
Unearned revenue recognized on copper prepay and streaming arrangement net of advance payments received (iv)	37.5	(6.6)	(28.3)	(6.6)
Payments made to Brazilian tax authorities	33.3	46.6	101.3	76.7
Other cash payments	(0.1)	—	6.7	6.0
Non-discretionary items related to the current period
Sustaining capital expenditures	(52.5)	(57.0)	(187.8)	(204.7)
Interest and other finance expenses paid	(27.6)	(34.3)	(80.1)	(103.8)
Net free cash flow	$105.4	$107.2	$216.0	$251.6

(i)	Sustaining; for further information on the Company's liquidity and cash flow position, refer to Section 7: Financial Condition and Liquidity of this MD&A.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A. Net Free Cash Flow is adjusted for payments not reflective of current period operations, advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.

(iii)
Notable movements in working capital from December 31, 2017 include: the payment of year-end related accruals at the beginning of the first quarter, one-time operational inventory buildup at Cerro Moro and other inventory increases at other mines, timing of regular trade payments for the Company's operating mines throughout 2018, and indirect tax credit buildup at certain of the Company's operations throughout 2018. Refer to Section 7: Financial Condition and Liquidity of this MD&A for further details.

(iv)
Adjustment represents non-cash deferred revenue recognized in respect of metal sales agreements, the cash payments for which were received in previous periods and were similarly reduced for comparability.

Balance Sheet and Liquidity

•	As at December 31, 2018, the Company had cash and cash equivalents of $98.5 million and available credit of $705.0 million, for total liquidity of $803.5 million.

As at, (In millions of US Dollars)	December 31, 2018	December 31, 2017	December 31, 2016
Total assets	$8,012.9	$8,763.3	$8,801.7
Total long-term liabilities	$3,492.5	$3,535.3	$3,746.6
Total equity	$4,024.0	$4,447.3	$4,580.0
Working capital (i)	$(67.2)	$58.7	$77.3
Cash and cash equivalents	$98.5	$148.9	$97.4
Debt (current and long-term)	$1,758.7	$1,857.7	$1,592.4
Net debt (ii)	$1,660.2	$1,708.8	$1,495.0

(i)
Working capital is defined as the excess of current assets over current liabilities, which includes the current portion of long-term debt and assets and liabilities of disposal groups held for sale. Accordingly, working capital is being impacted by the deferred revenue balance from the advanced copper sales agreement of $52.3 million, which is classified as a current liability; however, this balance will decline in future reporting periods with remaining copper deliveries scheduled in March 2019 and June 2019. The Company also has $192.0 million in stockpile inventory classified as other non-current assets as it is not expected to be processed within one year, but is readily available for processing.

(ii)	A cautionary note regarding non-GAAP financial measures is included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

| 7

CAPITAL EXPENDITURES

•	Capital expenditures for the three months ended December 31, 2018 were consistent with plan, broken down as follows:

For the three months ended December 31,	2018	2017	2018	2017	2018	2017	2018	2017
	Sustaining and other		Expansionary		Exploration		Total (ii)
Chapada	$9.4	$5.6	$2.4	$3.4	$1.3	$1.6	$13.1	$10.6
El Peñón	7.4	8.1	1.1	—	4.7	2.3	$13.2	$10.4
Canadian Malartic	11.4	15.6	8.9	20.2	0.4	2.6	$20.7	$38.4
Jacobina	5.1	7.0	9.4	5.7	1.7	1.8	$16.2	$14.5
Cerro Moro	9.4	—	1.7	48.3	3.0	2.2	$14.1	$50.5
Minera Florida	4.4	5.4	10.5	3.0	3.9	3.3	$18.8	$11.7
Other (i)	5.4	15.3	2.2	24.1	3.5	4.1	$11.1	$43.5
	$52.5	$57.0	$36.2	$104.7	$18.5	$17.9	$107.2	$179.6

(i)
Included in Other are capital expenditures relating to Gualcamayo and Brio Gold, which were separately disclosed in the comparative period, as well as capitalized interest in 2017 of $4.1 million. Comparatives have been reclassified to reflect the change in presentation adopted in the current period.

(ii)
Net of movement in accounts payable, as applicable, for projects under construction and including applicable borrowing costs. Totals do not include the costs to add to the low-grade long-term ore stockpiles at Chapada of $15.0 million, Canadian Malartic of $6.8 million and Jacobina of $1.4 million for the three months ended December 31, 2018.

•	Capital expenditures for the year ended December 31, 2018 were consistent with plan, broken down as follows:

For the year ended December 31,	2018	2017	2018	2017	2018	2017	2018	2017
	Sustaining and other		Expansionary		Exploration		Total (ii)
Chapada	$35.2	$27.9	$4.1	$13.4	$4.8	$5.4	$44.1	$46.7
El Peñón	31.8	38.5	1.1	—	17.9	17.8	$50.8	$56.3
Canadian Malartic	46.4	48.2	31.4	31.0	4.0	10.2	$81.8	$89.4
Jacobina	21.0	21.7	20.6	17.6	5.9	5.8	$47.5	$45.1
Minera Florida	14.5	24.6	32.2	17.8	14.0	10.2	$60.7	$52.6
Cerro Moro	15.0	—	61.3	172.0	11.3	7.7	$87.6	$179.7
Other (i)	23.9	43.8	33.0	68.5	17.5	25.4	$74.4	$137.7
	$187.8	$204.7	$183.7	$320.3	$75.4	$82.5	$446.9	$607.5

(i)
Included in Other are capital expenditures relating to Gualcamayo and Brio Gold, which were separately disclosed in the comparative period, as well as capitalized interest of $8.3 million (2017: $11.3 million). Comparatives have been reclassified to reflect the change in presentation adopted in the current period.

(ii)
Net of movement in accounts payable, as applicable, for projects under construction and including applicable borrowing costs. Totals do not include the costs to add to the low-grade long-term ore stockpiles at Chapada of $43.0 million, Canadian Malartic of $27.0 million and Jacobina of $1.4 million for the year ended December 31, 2018.

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana is a Canadian-based gold, silver and copper producer with a significant portfolio comprised of operating mines, development stage projects, and exploration and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Chapada and Jacobina mines in Brazil, the Canadian Malartic mine (50% interest) in Canada, the Cerro Moro mine in Argentina, and the El Peñón and Minera Florida mines in Chile. The Company’s portfolio also includes a 20.5% interest in Leagold Mining Corporation ("Leagold") with mining properties in Brazil and Mexico, as well as a 100% interest in Agua Rica, a large-scale copper, gold, silver and molybdenum deposit located in the province of Catamarca, Argentina.

Over the years, the Company has grown through phases of strategic acquisitions to upgrade its portfolio and by pursuing organic growth to increase cash flows and unlock value at both existing mines and non-producing assets. Looking ahead, the Company’s primary objectives include the following:

•
Continued focus on the Company’s operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and the Company’s key performance objectives in health, safety, environment and community;

•
Maximizing per share metrics related to the Net Asset Values ("NAV"), profitability and free cash flow of Yamana Mines, and cash returns on invested capital, first on producing and then non-producing assets:

| 8

◦
Within the producing portfolio, attention remains on per share metrics related to the growth and quality of mineral reserves and mineral resources. Primary objectives include mine life extensions, scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flow returns;

◦
For non-producing assets, the focus is on improving NAV through exploration, drilling and technical/financial reviews, the advancements of exploration and mining permits, and community engagement. Over time, the Company will also consider strategic alternatives to enhance returns from the non-producing assets. This may include advancing the projects to producing assets, developing the assets through a joint venture or other strategic arrangements, or through monetization;

•
Continuing balance sheet and financial performance improvements, with a targeted Net Debt leverage ratio of 1.5 or better with a coincident reduction in gross debt to $1.2 to $1.3 billion or better. The Company’s revolver is to be addressed first and fully repaid. In time, the objective is to reduce Net Debt further with a targeted Net Debt leverage ratio at or below 1.0. The Company also focuses on tenor of debt preferring long-term debt that is consistent with life of mines;

•	Optimizing and increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties, including:

◦	Chapada, Canadian Malartic, Cerro Moro, Jacobina, and Minera Florida as a result of exploration success and prospective geological settings;

◦
Minera Florida, El Peñón, Chapada, and Jacobina with the objectives of increasing mine life while also improving grade and delivering potential for production increases through further delineation and infill drilling;

•
Maximizing value from the long-life Chapada mine and the vast exploration opportunities through the evaluation of a phased approach to a plant expansion and the targeting of higher grades and higher plant recoveries;

•	Advancing several value realization and monetization initiatives over the guidance period, through the ongoing strategic and technical reviews of its asset portfolio; and

•
Pursuing the above with health and safety at the core to the Company's values, evidenced by the Company's continued commitment to the "One Team, One Goal: Zero" vision for sustainability, which reflects the Company's commitment to zero harm to employees, the environment and communities near mine operations.

In 2018, Yamana delivered on a number of strategic objectives, including:

•	the development and ramp up of the high-grade Cerro Moro gold and silver mine in Argentina,

•
further progress with Company portfolio rationalization initiatives with the sale of the Kirkland Lake exploration and assets, and Gualcamayo mine, the latter of which achieved various corporate objectives and provides both immediate and periodic future payments. Future payments from currently identified opportunities, new discoveries, mine life extensions and higher metal prices, are expected to provide upside in value in relation to its current carrying value.

•
the transaction with Leagold Mining Corporation for the purchase of Brio Gold Corp which provides Yamana with exposure to a combined equity with greater scale in terms of production and market capitalization.

These changes, together with a right-sized production platform, strong cash flows from operations, and the transition to a period of lower capital requirements will position the Company to achieve one of its main objectives, which is to strengthen the balance sheet. With the completion of Cerro Moro and after completion of the Canadian Malartic Extension project, which is in progress, there will be a reduction in expansionary capital. This, when considered with the outlook for continued strong operating results, positions the Company well to deliver near-term step up changes in cash flow and net free cash flow with this effect becoming more pronounced in mid-2019 with the completion of the advanced copper sales agreement.

The Company is focused on increasing value through improving cash flows and returns on invested capital and increasing net asset value. In that context, the Company’s development opportunities will be managed towards such increases and improvements, although within the framework of the Company's balance sheet objectives. In addition to the usual project gating items, project scheduling and expenditures will be largely sequential so as not to interfere with the Company’s balance sheet objectives and also the period of cash flow harvesting referred to above. Monetization of certain assets or other strategic alternatives may ultimately provide additional flexibility to both the balance sheet and project timing. Agua Rica and the Company’s interest in Leagold are two notable examples of opportunities over the 2019-2021 guidance period. The Company expects that progress on technical studies, stakeholder contributions and other factors such as commercial agreements will contribute to enhance the value of Agua Rica. The Company also expects that Leagold will continue to deliver on its development assets and business plan, ultimately generating value accretion to the Company.

In terms of the Company’s approach to capital allocation, priority is to be given to the aforementioned balance sheet objectives. At current spot metal prices, both the leverage ratio and gross debt targets are expected to be met during the guidance period, excluding consideration from any potential monetization. Going forward, the Company’s strategic objective is to maintain these balance sheet targets through the metal price cycle as a means to enhance financial flexibility. Importantly, this approach also affords the Company the ability to be opportunistic, such as to build or buy assets off cycle, with consideration to shareholder returns including dividends and buy-backs, while balancing these initiatives with the sustainability of cash flows through portfolio optimizations.

| 9

In the evaluation and assessment of projects, the Company’s approach is to target projects for which it has the technical expertise to develop and operate. The Company is targeting after-tax returns of a multiple of its weighted average cost of capital and, as a rule of thumb, approximately 15%. These returns may be adjusted to reflect the complexity of the construction and operation, whether technical or geopolitical. The timing of any construction activity would follow detailed engineering to mitigate against late-cycle design and scope changes. This approach was fundamental to the success of Cerro Moro and remains the template for the Company going forward.

As aforementioned, the Company is an Americas company operating in mining friendly jurisdictions with adherence to best practices for mining. Presently, Yamana operates in Canada, Brazil, Chile, and Argentina. Consideration will be given to operating in other jurisdictions in North and South America, so long as there are established protocols for permitting and adherence to best practices. Given the significant exploration and expansion opportunities, along with advancing projects in jurisdictions in which the Company presently operates it is unlikely that Yamana will be in other jurisdictions in the foreseeable future.

Yamana intends to remain a significant intermediate-sized company. It considers an optimal portfolio consisting of six to eight mines with a production platform of 1 to 2 million ounces. In that context, Yamana considers copper production as an equivalent only for determination of size and scale. Presently, Yamana produces approximately 1.4 million gold equivalent ounces on this basis from six mines. This means that the Company remains a dominant intermediate-sized company, and has room for substantial further growth.

On size of mines, Yamana prefers each mine to produce at least 130,000 ounces as that represents sufficient size and scale by mine. Presently, four mines exceed 200,000 gold equivalent ounces (again, treating copper as a gold equivalent on for purposes of determining scale) and two of those are over 300,000 gold equivalent ounces. Five mines exceed, or soon will exceed, 150,000 gold equivalent ounces. Only one mine produces below a threshold of 130,000 ounces, although with exploration success, this may change.

PERFORMANCE MEASURES - Going forward

Beginning January 1, 2019, the Company has realigned its performance measures or key performance indicators ("KPIs"), in particular, non-GAAP financial measures, other financial measures and non-financial/operational measures to support its objective of financial and operating predictability, transparency, and comparability. In line with these objectives, the Company's performance measures will be reported using the voluntary guidance provided by the Accounting Standards Board's "Framework for Reporting Performance Measures" (First Edition; December 2018). Additionally, as an active member of the World Gold Council, the Company has adopted the updated version of the Guidance Note on All-in Sustaining Costs ("AISC").

With this realignment, the significant changes to the KPIs or revised methodology includes:

•
Production - Silver production will be treated as a gold equivalent in determining a combined precious metal production unit commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual production GEO calculations are based on an average realized gold to silver price ratio for the current quarter.

•
Cash costs - Calculated on a per GEO sold basis. Following the Company's objective of more closely aligning with GAAP financial measures, the total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. In the case of Chapada, costs directly attributable to GEO and copper will be allocated on that attributable basis. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year.

•
AISC - calculated on a per GEO sold basis (and in the case of Chapada, also calculated for copper) and reflects the changes in the recently updated Guidance Note. A complete listing of such changes, and a reconciliation to current AISC metrics is noted below.

Production Guidance

| 10

The following table presents the Company's total gold equivalent ounces ("GEO"), gold, silver and copper production expectations for Yamana Mines in 2019, 2020 and 2021.

	2018 Actual (ii)	2019 Guidance	2020 Guidance	2021 Guidance
Total GEO production (ounces) (i)	1,041,350	1,060,000	1,100,000	1,100,000
Total gold production (ounces)	940,619	940,000	955,000	955,000
Total silver production (ounces)	8,023,046	10,000,000	12,000,000	12,000,000
Total copper production (millions of pounds) - Chapada	129.2	120.0	120.0	120.0

(i)	Includes gold plus silver at a ratio of 79.6 for 2018 and a ratio of 82.5 for 2019, 2020 and 2021.

(ii)	Excluding any attribution from Yamana’s interest in Leagold Mining Corporation and Gualcamayo (sold during the year).

With the development and ramp-up in 2018 of the high-grade Cerro Moro project, the Company’s newest mine, in the near and medium-term the Company remains focused on optimizing the existing portfolio of six operating mines while also advancing studies for various expansion projects and longer term development assets.

Gold and silver production are expected to increase in the guidance period, increasing to 955,000 ounces and 12 million ounces, respectively, by 2020. Gold production is expected to benefit from continued strong performance across the portfolio, led by production increases at Canadian Malartic, while silver production is expected to benefit from grade and production increases at Cerro Moro, in line with current mine plans. Copper production, all of which is from Chapada, is expected to remain constant throughout the guidance period.

The Company expects to continue its established trend of delivering stronger production in the second half of the year compared to the first half of the year.

The following table presents mine-by-mine production results for 2018 and expectations for 2019.

Production Expectation by Mine	GEO		Gold		Silver
	2018 Actual	2019 E	2018 Actual	2019 Guidance	2018 Actual	2019 Guidance
Chapada	121,003	100,000	121,003	100,000	—	—
Canadian Malartic (50%)	348,600	330,000	348,600	330,000	—	—
El Peñón	201,065	198,500	151,893	150,000	3,903,961	4,000,000
Cerro Moro	144,352	203,000	92,793	130,000	4,119,085	6,000,000
Jacobina	144,695	145,000	144,695	145,000	—	—
Minera Florida	81,635	85,000	81,635	85,000	—	—

Cost Outlook

Costs are forecasts to remain in the indicated ranges through the guidance period. Despite the changes to unitary costs as previously described, cash flows of the operations would not be affected as these items have always impacted cash flows. To facilitate year-on-year comparisons of cost guidance 2018 actuals have been adjusted for these changes guidance:

	Total Cost of Sales per unit sold		By-Product Cash Costs per GEO sold		By-Product AISC per GEO sold		Cash Costs per unit sold		AISC per unit sold
	2018 Actual	2019 Guidance	2018 Actual	2019 Guidance	2018 Actual	2019 Guidance	2018 Actual	2019 Guidance	2018 Actual	2019 Guidance
Gold Equivalent (i)	$1,028	$1,020 - $1,060	$501	$510 - $550	$835	$850 - $890	$656	$640 - $680	$931	$920 - $960
Copper (Chapada) (ii)	$1.78	$1.75 - $1.95	—	—	—	—	$1.74	$1.60 - $1.80	$2.06	$1.90 - $2.10

(i)
A cautionary note regarding non-GAAP financial measures and additional subtotals in financial statements are included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A. Excluding any attribution from Yamana’s interest in Leagold Mining Corporation and Gualcamayo (sold during the year).

(ii)	Cash costs and AISC for Copper are on a co-product basis.

The following tables provide the adjustments to reconcile Cash Costs and All-in Sustaining as defined in 2018, to the revised methodology:

| 11

	2018 Actual $/GEO oz sold	2018 Actual $/copper lb sold
Cash Costs (co-product, current methodology, per ounce/lb produced)	614	1.51
Production vs. sales	11	0.07
Inventory movement and adjustments	13	0.01
Commercial costs	3	0.09
Sales tax	11	0.06
Others	4	—
Subtotal	42	0.23
Cash Costs (co-product, revised methodology)	656	1.74
Less: by-product credit	(155)
Cash Costs (by-product, revised methodology)	501

	2018 Actual $/GEO oz sold	2018 Actual $/copper lb sold
All-in Sustaining Costs (co-product, current methodology, per ounce/lb produced)	816	1.76
Production vs. sales	17	0.08
Inventory movement and adjustments	13	0.01
Commercial costs	3	0.09
Sales tax	11	0.06
G&A stock based comp	4	—
Exploration CAPEX	59	0.03
Community social programs	1	—
Closure related expenses	6	0.03
Closure depletion	5	—
Others	(5)	—
Subtotal	114	0.30
All-in Sustaining Costs (co-product, revised methodology)	931	2.06
Less: by-product credit	(96)
All-in Sustaining Costs (by-product, revised methodology)	835

The following table presents cost of sales, cash costs and AISC results in 2018 and guidance by mine for 2019. 2018 actuals are adjusted to reflect changes to the reporting methodology to facilitate direct comparisons:

Reflecting new methodology	Total cost of sales per GEO sold (ii)		Cash costs per GEO sold (i)		AISC per GEO sold (i) (ii)
	2018 Actual	2019 Guidance	2018 Actual	2019 Guidance	2018 Actual	2019 Guidance
Chapada	$420	$490	$388	$430	$473	$525
Canadian Malartic (50%)	$967	$965	$573	$560	$732	$730
El Peñón	$1,314	$1,100	$851	$800	$1,117	$1,050
Cerro Moro (iii)	$1,096	$1,240	$629	$690	$848	$890
Jacobina	$967	$1,005	$675	$700	$891	$890
Minera Florida	$1,398	$1,225	$917	$760	$1,327	$990

(i)
A cautionary note regarding non-GAAP financial measures and additional subtotals in financial statements are included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A. Also included is a reconciliation of 2018 actuals for cash costs and AISC per GEO demonstrating the full adoption the World Gold Council methodology for AISC. Additionally, the Argentinean export tax in respect of Cerro Moro and certain Brazilian export taxes are included as components of cost of sales. Previously, these items were treated as deductions to sales and not reflected in either cash costs or AISC.

(ii)
Mine site AISC includes cash costs, mine site general and administrative expense, sustaining capital capitalized exploration and expensed exploration. Consolidated AISC incorporates additional non-mine site costs including corporate general and administrative expense.

(iii)
For 2019, the most notable increase in Cerro Moro unitary costs is related to the introduction of the export tax of approximately $130 per GEO sold and the historical Bocamina tax of approximately $40 per GEO sold, now both disclosed as part of Cost of Sales reflecting the Company's new methodology for cost reporting.

| 12

The following table presents sustaining capital and exploration spend results for 2018 and expectations by mine for 2019:

	Expansionary capital		Sustaining capital		Total exploration (i)
(In millions of US Dollars)	2018 Actual	2019 Guidance	2018 Actual	2019 Guidance	2018 Actual	2019 Guidance
Chapada	$4.1	$13.0	$35.2	$35.0	$7.8	$4.0
Canadian Malartic (50%)	31.4	37.0	46.4	47.0	4.3	2.0
El Peñón	1.1	2.0	31.8	27.0	17.9	17.0
Cerro Moro	61.3	2.0	15.0	28.0	11.3	15.0
Jacobina	20.6	28.0	21.0	21.0	6.1	5.0
Minera Florida	32.2	10.0	14.5	14.0	14.0	5.0
Other capex	18.6	3.0	3.4	10.0	—	—
Other exploration and overhead	—	—	—	—	17.1	20.0
Total	$169.3	$95.0	$167.3	$182.0	$78.5	$68.0

(i)	The Company expects approximately 77% of exploration spending will be capitalized in 2019.

Capital expenditure totals for 2019 do not include costs to add to long-term ore stockpiles, as part of the mine sequencing, at Chapada and Canadian Malartic (50%).  These costs are estimated at $57 million and $40 million, respectively, for 2019, compared to expenditures of $43.0 million and $27.0 million for the year ended December 31, 2018.

The lower-grade stockpile at Chapada measures approximately 99 million tonnes grading 0.22% copper and 0.16 g/t gold for contained pre-recovery metal of 513,880 ounces of gold and 487 million pounds of copper. With mining costs already incurred and metallurgical recoveries enhanced as a result of recent improvements to the processing plant, the economic potential of the stockpile material has improved, and as such, the existing stockpile and planned increases are expected to improve the development studies being reviewed at Chapada, specifically be considered for the plant expansion.

The following table presents other expenditure results in 2018 and expectations for 2019:

(In millions of US Dollars, unless otherwise noted)	2018 Actual (i)	2019 Guidance
Total DDA (ii)	$412.0	$475.0
Total general and administrative expenses ("G&A")	$83.4	$87.0
Cash based G&A	$77.8	$75.0
Stock-based G&A	$5.6	$12.0

(i)	Excluding any attribution from Yamana’s interest in Leagold Mining Corporation and Gualcamayo (sold during the year).

(ii)
The Company expects higher DDA in 2019 compared to 2018 mainly due to a full year of production at Cerro Moro and the draw down and unrefined inventory of gold and silver carried over from 2018, mostly from Cerro Moro. Cerro Moro DDA reflects both the costs of construction as well as the historical acquisition costs.

Guidance Assumptions

Key assumptions, in relation to the above guidance, are presented in the table below.

	2018 Actual (i)	2019 Guidance Assumptions
GEO Ratio	79.6	82.5
Gold	$1,264	$1,275
Silver	$15.87	$15.50
Copper	$2.99	$2.75
C$/US$	$1.30	$1.31
BRL/US$	3.65	3.60
CLP/US$	641.00	680.00
ARS/US$	28.09	37.00

(i)
2018 metal prices and exchange rates shown in the table above are the average realized metal prices and exchange rates for the year ended December 31, 2018. Excludes Yamana’s interest in Leagold Mining Corporation and Gualcamayo (sold during the year).

3.    REVIEW OF FINANCIAL RESULTS

IMPAIRMENT AND REVERSAL OF IMPAIRMENT

In the fourth quarter of 2018, in accordance with policy, operating mine sites were reviewed for indicators of impairment or reversal and the Company performed the annual goodwill impairment test. The Company observed an increase in the recoverable amount of our Jacobina mine in Brazil that resulted in a reversal of the impairment loss recorded in 2014, totalling $150.0 million. This reversal was offset by an impairment at Minera Florida of $151.0 million and a $45.0 million impairment of goodwill recorded on the acquisition of the Canadian Malartic mine. No indicators of impairment or reversal were identified for the other operating mine sites.

Under IFRS, an impairment loss is recognized when the carrying value of an asset (or cash-generating unit ("CGU")) is above the recoverable amount, being the higher of ‘fair value less costs of disposal’ or its ‘value in use’. When the inverse is true, a reversal of impairment is recognized.  Based on the continuous application of this current fair value principle and updating of discounted cash flow models for changes in macro-economic and mine specific operational assumptions and triggers, it is more likely that under IFRS compared to other accounting standards, an asset will be impaired or have an impairment reversal occur earlier and/or more frequently.

| 13

Jacobina

The Company recorded an impairment of its Jacobina mine in 2014. The impairment was the result of the average processing rate declining to below 4,000 tonnes per day with life of mine plans contemplating a processing rate at less than 60% of capacity. Additionally, the mine experienced dilution controls issues resulting in lower than expected grades and higher costs leading to an impairment charge. Following several years of remediation plans, the Company considered the following factors to be an indicator of reversal of the previous impairment charge:

•	A significant increase in mineral reserves and mineral resources for 2018, which both extended the life of the mine and improved the life of mine models.

•	A second consecutive year of meaningful improvements, leading to a record production closer to long-term goal of 150,000 ounces per year.

•	A reduction in costs to expected levels benefiting from the higher production and continuous cost reduction initiatives.

•
Milling rates in excess of 95% of plant capacity reaching a sustainable level, following plant optimization initiatives including the commissioning of the advanced control system in the third quarter, which enhanced plant stability. A modest investment in 2019 is expected to increase processing capacity further.

•	During the year, the Company developed underground areas and surface stockpiling, and achieved the goals of one month ahead of ready-to-blast tonnage and additional five months of ready to drill ore.

The Company concluded that the recoverable amount for the Jacobina Cash Generating Unit ("CGU"), representing the CGU’s FVLCD, exceeded the carrying amount. This resulted in a reversal of the impairment charge recorded in 2014, which was limited to the carrying amount of the Jacobina CGU that would have been determined had no impairment charge been recognized in prior years, net of depletion, depreciation and amortization charges.

Minera Florida

During 2018, the Minera Florida mine experienced lower production at higher than expected unit costs.  Similar to the approach taken at El Peñón and Jacobina in the past, the focus of the updated life of mine plan at Minera Florida is to right size the operation at a sustainable production level. The focus is to maximize operating margins and to advance mine development and mineral reserve delineation to deliver mine flexibility and scope for future potential production increases, driven by either throughput or grade.
In consideration of the above, at Minera Florida, a non-cash accounting impairment of $151.0 million was recognized, which resulted from:

•	decreased life of mine profitability from an updated life of mine plan, developed in the fourth quarter of 2018 as part of the Company’s annual process,

•	the impact of the plan on the value of exploration potential and land interest, and

•	the anticipated disposal of certain exploration land holdings of the Minera Florida CGU not contiguous to the area of the mine.

Studies considering the decommissioning of the PTR plant will be evaluated during 2019 and several retrofits completed on the main processing plant to be able to process approximately 900,000 tonnes per year or approximately 9% higher than current levels.

For 2019, mining activity has transitioned to the higher-grade zones of Pataguas and PVS, which will enable a higher production level compared to 2018 and at an anticipated lower cost structure. A lower exploration budget and reduced drilling activity is planned while the optimization progresses. Drilling at Los Patos zone in 2018 returned impressive assay results extending the zone, which will be followed up further in 2019. In addition, Don Leopoldo was tested at depth, with results confirming mineralization is open at depth. In general, the Company has applied more restrictive controls around the mineral resource modelling potential and continues to perform additional work to have a better understanding of ore shoots.

The optimization of operations also prompted the review of a detailed plan for future exploration during the fourth quarter, both from a budget and a strategic perspective.  As the land holdings of the Minera Florida CGU are significant in size and breadth, rationalization of the portfolio presented the opportunity to save on the ongoing maintenance and licensing costs that are currently incurred. The value attributable to the land arose from a purchase price allocation associated with its acquisition.

| 14

Canadian Malartic

On June 16, 2014, the Company acquired a 50% interest in the Canadian Malartic mine. Goodwill of $427.6 million was recognized. As a result of the deferred income tax liability recognized in purchase accounting, an additional  "gross up" of the fair value of the acquired assets is required, which resulted in the recognition of goodwill. Goodwill is not amortized and may be impaired in future periods, pending the identification of additional mineral reserves and mineral resources. As goodwill is tested annually for impairment and not amortized, unless the mine as a CGU can continuously replenish mineral reserves and mineral resources, it may result in the gradual impairment of goodwill. As at December 31, 2018, the FVLCD of Canadian Malartic exceeded the mine's book value. However, the sum of the carrying value of the Canadian Malartic CGU and goodwill from its acquisition was deemed to be in excess of the FVLCD of the Canadian Malartic CGU by $45.0 million, due to the 2018 mineral depletion. The impairment represents approximately 10% of the total goodwill balance.

For the year ended December 31, 2018, the Company recorded net impairment losses of $302.0 million (2017: $356.5 million) including the above and the impairments previously recognized during the year with respect to sales transactions.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2018

Net loss

•
Net loss attributable to Yamana Gold Inc. equity holders, for the three months ended December 31, 2018 was $61.4 million or $0.06 per share basic and diluted, compared to a net loss of $188.6 million or $0.20 per share for the three months ended December 31, 2017. Significant events having an accounting or cash flow impact during the fourth quarter that are not reflective of ongoing operations include (Refer to Section 3: Review of Financial Results of this MD&A for additional details):

◦
An impairment reversal in respect of Jacobina following the significant increase in mineral reserves and mineral resources, which extends the life of the mine, and other operational improvements, as described above.

◦	The reversal was offset by non-cash accounting impairments in respect of Minera Florida and in respect of goodwill on acquisition of Canadian Malartic.

◦	A higher income tax expense of $33.3 million due to a non-recurring tax payment made in the quarter.

◦
Approximately $6.4 million in export taxes that were recently enacted by the Argentine Executive Branch. In December, there was a favourable judgment on proceedings challenging the constitutionality of the export tax in respect of the amounts paid prior to December 3, 2018. The Company had paid $3.5 million in export taxes incurred prior to December 3, 2018.

◦	A $43.2 million non-cash unrealized foreign exchange gain, recorded in income taxes, resulting from the US dollar weakening during the quarter against local currencies.

•
Certain non-cash and other items that may not be reflective of current and ongoing operations were $87.6 million or $0.09 per share. The Company refers to the following items, which may be used to adjust or reconcile input models in consensus estimates, the most notable of which, being the aforementioned net impairment as discussed in Section 1: Highlights and Relevant Updates of this MD&A:

	For the three months ended December 31,
(In millions of US Dollars; unless otherwise noted)	2018	2017 (restated)
Non-cash unrealized foreign exchange losses (gains)	$3.2	$(1.2)
Share-based payments/mark-to-market of deferred share units	(0.5)	3.7
Mark-to-market (gains) losses on derivative contracts (ii)	(2.6)	12.8
Net mark-to-market losses (gains) on investments and other assets	0.9	(0.5)
Revision in estimates and liabilities including contingencies	0.3	1.9
Gain on sale of subsidiaries	(2.7)	—
Impairment (reversal) of mining and non-operational mineral properties, and properties held for sale	(13.0)	356.4
Impairment of goodwill	45.0	—
Reorganization costs	2.2	1.2
Other provisions, write-downs and adjustments (i)	16.4	(0.5)
Non-cash tax on unrealized foreign exchange losses	(43.2)	11.6
Income tax effect of adjustments and other one-time tax adjustments (iii)	81.6	(141.3)
Total adjustments - increase to earnings attributable to Yamana Gold Inc. equity holders	$87.6	$244.1
Total adjustments - increase to earnings per share attributable to Yamana Gold Inc. equity holders	$0.09	$0.26

(i)	The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

| 15

(ii)
On January 1, 2018, the Company adopted IFRS 9 Financial Instruments. Under the transitional provisions of IFRS 9, the Company has restated the comparative period for certain hedging requirements. Specifically, under IFRS 9, changes in time value on the Company's zero cost collars, which were taken to profit or loss under IAS 39: Financial Instruments: Recognition and Measurement, are now recognized in OCI as a cost of hedging rather than in profit or loss. Accordingly, the results of the comparative period have been adjusted to remove time value movements from profit or loss, and the comparative adjustments above have been adjusted accordingly.

(iii)	Other one-time tax adjustments includes $50.1 million in deferred tax recognized as a result of foreign exchange in the period.

Revenue

•
Revenue for the three months ended December 31, 2018 was $483.4 million, compared to $478.8 million in the same period in 2017; as 5% lower realized gold prices were partly offset by higher silver and copper sales. Revenue was also impacted by lower consolidated gold quantities sold, as there were attributable ounces from Brio Gold in 2017. At Cerro Moro, elevated silver grades above plan led to capacity constraints at the mine furnace, resulting in an increase in gold and silver precipitate. This impacted sales volumes. Precipitate inventory levels are expected to be drawn down to normalized levels the first half of 2019.

For the three months ended December 31,	2018				2017
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	284,420	oz	$1,223	$347.9	$382.6
Silver	3,065,102	oz	$14.59	44.7	17.8
Copper (i)	35,509,168	lbs	$2.56	90.8	78.4
Revenue				$483.4	$478.8

For the three months ended December 31,	2018				2017
	Quantity sold		Average realized price	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	284,420	oz	$1,226	$348.7	$387.8

Silver	3,009,473	oz	$14.54	43.7	16.9
Silver subject to metal sales agreement (ii)	55,629	oz	$17.26	1.0	0.9
	3,065,102	oz	$14.59

Copper (i)	22,701,830	lbs	$2.79	63.4	95.4
Copper subject to metal sales agreements (ii)	12,807,338	lbs	$3.08	39.4	4.8
	35,509,168	lbs	$2.90
Gross revenue				$496.2	$505.8
(Deduct) add:
- Treatment and refining charges of gold and copper concentrate				(10.0)	(10.9)
- Sales taxes (iii)				—	(5.5)
- Metal price, MTM, and derivative settlement adjustments				(2.8)	(10.7)
- Other adjustments				—	0.1
Revenue (iii)(iv)				$483.4	$478.8

(i)	Includes payable gold and copper contained in concentrate.

(ii)	Balances represent the metals sold under the metal sales agreements and the advanced copper sales program.

(iii)	Beginning on January 1, 2018, the Company is presenting revenue gross of certain sales taxes.

(iv)
As discussed in Note 5: Recent Accounting Pronouncements to the Company's Consolidated Financial Statements, the Company adopted IFRS 15 Revenue from Contracts with Customers on January 1, 2018. Under IFRS 15, the Company is required to account for the financing component on its streaming arrangements, under which, revenue is increased by an imputed interest amount, with a corresponding increase to finance expense each period. The amount of this adjustment in the three months ended December 31, 2018 was $4.2 million. In accordance with the transition provisions of IFRS 15, revenue in the comparative period has not been restated.

Cost of Sales

•	Lower unit costs of production more than offset higher production volumes during the three months ended December 31, 2018.

•
Cost of sales excluding DDA for the three months ended December 31, 2018 was $266.2 million, in line with $264.7 million for the same period in 2017. The cost associated with higher silver and copper sales were offset by the depreciation of local currencies against the US Dollar.

•
Total DDA expense for the three months ended December 31, 2018 was $130.9 million, comparable to the $100.9 million for the same period in 2017. DDA expense is higher mainly due to the higher production on the completion of ramp up at Cerro Moro, partially offset by no DDA from Brio Gold or Gualcamayo.

| 16

Expenses and Other Income

•	General and administrative expenses were $21.0 million for the three months ended December 31, 2018, 38% lower compared to $34.0 million for the same period in 2017.

•
Exploration and evaluation expenses were $3.6 million for the three months ended December 31, 2018, compared to $7.0 million for the same period in 2017, in line with lower planned greenfield exploration during the period.

•
Share of earnings of associate totalled $4.5 million for the three months ended December 31, 2018, representing the equity pick up from the Company's interest in Leagold, which was acquired in May 2018.

•	The Company recorded other expenses of $11.0 million for the three months ended December 31, 2018, compared to other expenses of $16.4 million for the same period in 2017.

•
Finance costs were $32.0 million for the three months ended December 31, 2018, compared to $28.7 million for the same period in 2017, primarily attributable to the non-cash interest expense of $3.6 million related to the financing component of deferred revenue contracts recorded in the current period. Interest expense on outstanding debt remained reasonably consistent with the prior period.

•
Other income was $0.2 million in the three months ended December 31, 2018 compared to other costs of $7.4 million in the comparative period. This account is comprised primarily of unrealized gains and losses on derivatives and foreign exchange and, given the nature of these accounts, is expected to fluctuate from year to year.

Income Tax Expense (Recovery)

•
The Company recorded an income tax expense of $52.9 million for the three months ended December 31, 2018 (2017: income tax recovery of $138.5 million). The income tax provision reflects a current income tax expense of $51.6 million and a deferred income tax expense of $1.3 million. The current quarter includes an income tax expense of $33.3 million incurred and payable at the end of the year, following an administrative interpretation of relevant tax legislation and approach by Brazilian tax authorities under that tax legislation in December. The expense was unexpected, not consistent with the Company's interpretations of the tax legislation and inconsistent with past practice. The Company has made the payment so as to avoid penalties and interest but in respect of which, the Company is pursuing its legal recourse and remedies. The prior year income tax recovery includes deferred income tax liability reversals of $83.0 million in Argentina related to the non-cash impairment loss recognized on the re-measurement of Gualcamayo in association with its reclassification as a disposal group held for sale, and the impact of a tax rate change in the fourth quarter of $216.8 million.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2018

Net Loss

•
Net loss attributable to Yamana Gold Inc. equity holders, for the year ended December 31, 2018 was $284.6 million or $0.30 per share basic and diluted, compared to a net loss of $188.5 million or $0.20 per share for the year ended December 31, 2017. The net loss resulted mainly from non-cash accounting impairments previously discussed.

| 17

•
Certain non-cash and other items that may not be reflective of current and ongoing operations were $396.5 million or $0.42 per share. The Company refers to the following items, which may be used to adjust or reconcile input models in consensus estimates:

	For the year ended December 31,
(In millions of US Dollars; unless otherwise noted)	2018	2017
Non-cash unrealized foreign exchange losses	$9.5	$15.0
Share-based payments/mark-to-market of deferred share units	5.3	12.8
Mark-to-market (gains) losses on derivative contracts (ii)	(9.4)	9.3
Net mark-to-market loss on investments	9.8	2.5
Revision in estimates and liabilities including contingencies	12.9	(26.6)
Gain on sale of subsidiaries	(73.7)	—
Impairment (reversal) of mining and non-operational mineral properties, and properties held for sale	250.0	356.5
Impairment of goodwill	45.0	—
Financing costs paid on early note redemption	14.7	—
Reorganization costs	10.1	4.8
Other provisions, write-downs and adjustments (i)	34.9	18.5
Non-cash tax on unrealized foreign exchange losses (gains)	151.9	9.9
Income tax effect of adjustments and other one-time tax adjustments	(64.4)	(143.4)
Total adjustments - increase to earnings attributable to Yamana Gold Inc. equity holders	$396.5	$259.3
Total adjustments - increase to earnings per share attributable to Yamana Gold Inc. equity holders	$0.42	$0.27

(i)	The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

(ii)
On January 1, 2018, the Company adopted IFRS 9 Financial Instruments. Under the transitional provisions of IFRS 9, the Company has restated the comparative period for certain hedging requirements. Specifically, under IFRS 9, changes in time value on the Company's zero cost collars, which were taken to profit or loss under IAS 39: Financial Instruments: Recognition and Measurement, are now recognized in OCI as a cost of hedging rather than in profit or loss. Accordingly, the results of the comparative period have been adjusted to remove time value movements from profit or loss, and the comparative adjustments above have been adjusted accordingly.

Revenue

•
Revenue for the year ended December 31, 2018 was $1,798.5 million, compared to $1,803.8 million for the year ended December 31, 2017. Lower revenue resulted from lower consolidated gold quantities sold, as there were more attributable ounces from Brio Gold and Gualcamayo in 2017. This was partly offset by an additional 3.5 million pounds of copper sold at 8% higher average realized copper prices and revenue from Cerro Moro. As aforementioned, the inventory build-up at Cerro Moro also affected revenue for the year.

| 18

For the years ended December 31,	2018				2017
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	1,075,214	oz	$1,263	$1,357.5	$1,433.9
Silver	7,000,887	oz	$15.37	107.6	86.1
Copper (i)	123,555,941	lbs	$2.70	333.4	283.8
Revenue				$1,798.5	$1,803.8

For the years ended December 31,	2018				2017
	Quantity sold		Average realized price	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	1,075,214	oz	$1,267	$1,362.8	$1,450.1

Silver	6,759,000	oz	$15.29	103.3	83.0
Silver subject to metal sales agreement (ii)	241,887	oz	$17.69	4.3	3.2
	7,000,887	oz	$15.37

Copper (i)	91,182,021	lbs	$2.99	272.9	317.0
Copper subject to metal sales agreements (ii)	32,373,920	lbs	$2.99	96.9	16.9
	123,555,941	lbs	$2.99
Gross revenue				$1,840.2	$1,870.2
(Deduct) add:
- Treatment and refining charges of gold and copper concentrate				(34.6)	(38.2)
- Sales taxes (iii)				—	(18.6)
- Metal price, MTM, and derivative settlement adjustments				(6.8)	(10.1)
- Other adjustments				(0.2)	0.5
Revenue (iii)(iv)				$1,798.5	$1,803.8

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Balances represent the metals sold under the metal sales agreements and the advanced copper sales program.

(iii)	Beginning on January 1, 2018, the Company is presenting revenue gross of certain sales taxes.

(iv)
As discussed in Note 5: Recent Accounting Pronouncements to the Company's Consolidated Financial Statements, the Company adopted IFRS 15 Revenue from Contracts with Customers on January 1, 2018. Under IFRS 15, the Company is required to account for the financing component on its streaming arrangements, under which, revenue is increased by an imputed interest amount, with a corresponding increase to finance expense each period. The amount of this adjustment in the year ended December 31, 2018 was $13.8 million. In accordance with the transition provisions of IFRS 15, revenue in the comparative period has not been restated.

Cost of Sales

•
Cost of sales excluding DDA for the year ended December 31, 2018 was $1,010.0 million, compared to $1,042.4 million for the year ended December 31, 2017. Cost of sales excluding DDA for the year was lower than in 2017, on lower sale quantities and lower unit costs of production from several ongoing operational efficiencies. In addition, costs were lower due to the exclusion of Brio Gold cost of sales from late May, 2018, partially offset by the addition of Cerro Moro cost of sales starting the third quarter of 2018.

•
Total DDA expense for the year ended December 31, 2018 was $438.3 million, compared to $426.8 million for the year ended December 31, 2017. DDA expense is higher mainly due to the higher production on the completion of ramp up at Cerro Moro, partially offset by the DDA that ceased to be recorded following the classification of Brio Gold and Gualcamayo as held for sale.

Expenses and Other Income

•
General and administrative expenses were $91.8 million for the year ended December 31, 2018, compared to $113.6 million for the year ended December 31, 2017. General and administrative expenses are 19% lower than the comparative year. General and administrative expenses were $83.4 million excluding Brio Gold and Gualcamayo and below guidance of $94.0 million for the year.

•
Exploration and evaluation expenses were $13.0 million for the year ended December 31, 2018, compared to $21.2 million for the year ended December 31, 2017, in line with lower planned greenfield exploration.

•	Share of earnings of associate totalled $5.5 million for the year ended December 31, 2018, representing the equity pick up from the Company's interest in Leagold.

| 19

•
The Company recorded other operating income of $9.3 million for the year ended December 31, 2018, compared to other expenses of $23.6 million for the year ended December 31, 2017. The change is primarily due to the gains on sale of certain Canadian exploration properties, the Brio Gold transaction and Gualcamayo recorded in the current year, partly offset by increases in provisions. Refer to Note 6: Divestitures to the Company's Consolidated Financial Statements for further discussion on the sale transactions.

•
Finance costs were $137.4 million for the year ended December 31, 2018, compared to $110.8 million for the year ended December 31, 2017. The increase in finance costs is attributable to the impact of the one-time financing cost of $14.7 million on the early debt redemption that occurred in the first quarter and the non-cash interest expense of $16.0 million related to the financing component of deferred revenue contracts recorded in the current year. Interest expense on outstanding debt remained reasonably consistent with the prior year.

•
Other costs generated a gain of $2.5 million in the current year compared to costs of $20.9 million in the prior year. Other costs is comprised primarily of unrealized gains and losses on derivatives and foreign exchange and, given the nature of these accounts, is expected to fluctuate from year to year.

Income Tax Expense

•
The Company recorded an income tax expense of $121.0 million for the year ended December 31, 2018 (2017: $113.9 million income tax recovery). The income tax provision reflects a current income tax expense of $138.8 million and a deferred income tax recovery of $17.8 million, compared to a current income tax expense of $239.2 million and a deferred income tax recovery of $353.1 million for the year ended December 31, 2017.

•
The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was negative 68.4% on the loss before tax for the year ended December 31, 2018, compared to an effective tax rate of 36.5% for the same period in the prior year.

•	The following items have the most significant impact on the difference between the Company's Canadian statutory tax rate of 26.5% and our effective rate for the year ended December 31, 2018 and 2017:

◦
Income tax accounts are required to be re-measured at each balance sheet date for changes in the foreign exchange rate. Within a number of our foreign subsidiaries, the tax basis of non-monetary assets is converted from local currency to US Dollars at the period end spot rate for the purpose of calculating deferred taxes. For the year ended December 31, 2018 and 2017 an expense of $151.9 million and $9.9 million, respectively, was recorded on currency fluctuations previously described.

◦
Within a number of the Company's foreign subsidiaries, taxable or deductible foreign exchange gains or losses arise as a result of US Dollar transactions translation into local currency, whereas foreign currency exchange gains or losses that arise as local transaction are translated to US Dollars are not taxable or deductible. For the year ended December 31, 2018, a deductible local foreign exchange loss of $119.7 million was recognized, compared to deductible local foreign exchange loss of $9.2 million recognized in the comparative period.

◦
An income tax expense of $33.3 million incurred at the end of the year, as previously described. This is compared to an expense of $149.9 million relating to the settlement of tax disputes in Brazil in the comparative period.

•
The deferred tax liabilities relating to the operating mines will reverse in the future, as the assets are depreciated or depleted. The capitalized exploration expenditures on non-producing mineral properties will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

•
The Company operates in the following tax jurisdictions: Brazil, where the statutory tax rate is 34%; Argentina, where the statutory tax rate is 30% in 2018, decreasing to 25% in 2020; Chile, where the statutory tax rate is 27%; and Canada, where the federal statutory tax rate is 15% with varying provincial tax rates. The Company does not anticipate the statutory tax rates to change in the foreseeable future; hence, there should be no impact on the calculation of the current or deferred tax expense in the period.

| 20

•	The largest components of the deferred tax liabilities relate to:

(In millions of US Dollars)	2018	2017
Canadian Malartic	$314.0	$333.9
Jacobina	$168.7	$102.2
Chapada	$68.0	$62.0
El Peñón	$46.1	$56.5
Agua Rica	$266.6	$266.5
Exploration potential / other	$245.9	$296.7

•
See Note 13: Income Taxes to the Company's Consolidated Financial Statements for an explanation of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information Form.

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Dec. 31	Sep. 30,	Jun. 30	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(In millions of US Dollars, unless otherwise noted)	2018	2018	2018	2018	2017	2017	2017	2017
Financial results
Revenue (i)	$483.4	$424.7	$435.7	$454.7	$478.8	$493.4	$428.1	$403.5
Attributable to Yamana equity holders:
Net (loss) earnings (ii)	$(61.4)	$(81.3)	$18.0	$(160.1)	$(194.4)	$45.7	$(39.9)	$—
Per share - basic and diluted	$(0.06)	$(0.09)	$0.02	$(0.17)	$(0.20)	$0.05	$(0.04)	$—

(i)
On January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers. In accordance with the transition requirements in IFRS 15, prior period numbers are not restated. The impact to the Company's revenue of applying IFRS 15 in the three months ended December 31, 2018, September 30, 2018, June 30, 2018 and March 31, 2018 was an increase of $4.2 million, $4.1 million, $2.5 million and $3.0 million, respectively.

(ii)
On January 1, 2018, the Company adopted IFRS 9 Financial Instruments. In accordance with the transition requirements in IFRS 9, the Company has restated the 2017 comparative periods for certain hedging requirements. Specifically, under IFRS 9, changes in time value on the Company's zero cost collars, which were taken to profit or loss under IAS 39: Financial Instruments: Recognition and Measurement, are now recognized in OCI as a cost of hedging rather than in profit or loss. Accordingly, the 2017 comparative periods have been restated for this change.

| 21

4.    OPERATING SEGMENTS PERFORMANCE

YAMANA MINES

CHAPADA, BRAZIL

Chapada is an open pit gold-copper mine, located northwest of Brasília in Goías state, Brazil.

	For the three months ended December 31,		For the years ended December 31,
Operating and Financial Information	2018	2017	2018	2017
Operating (iv)
Ore mined (tonnes)	10,025,022	9,320,161	33,787,816	34,163,445
Waste mined (tonnes)	8,350,604	7,306,962	31,305,991	32,832,383
Ore processed (tonnes)	6,064,827	6,080,611	22,929,227	23,000,557
Gold
Production (ounces) (iii)	40,841	36,578	121,003	119,852
Sales (ounces) (iii)	35,607	36,789	116,743	117,305
Feed grade (g/t)	0.31	0.30	0.26	0.28
Concentrate grade (g/t)	17.21	17.21	15.48	15.40
Recovery rate (%)	67.1	61.8	63.3	57.0
Total cost of sales per ounce sold (ii)	$410	$326	$418	$384
Co-product cash costs per ounce produced (i)	$294	$291	$334	$334
All-in sustaining co-product costs per ounce produced (i)	$349	$327	$399	$385
DDA per ounce sold	$69	$62	$75	$64
Copper
Production (millions of pounds)	39.0	34.7	129.2	127.3
Sales (millions of pounds)	35.5	33.2	123.6	120.1
Feed grade (%)	0.34	0.31	0.31	0.31
Concentrate grade (%)	23.98	23.79	24.10	23.85
Recovery rate (%)	86.3	83.5	82.4	79.8
Total cost of sales per pound sold (ii)	$1.86	$1.67	$1.78	$1.73
Co-product cash costs per pound produced (i)	$1.50	$1.51	$1.51	$1.54
All-in sustaining co-product costs per pound produced (i)	$1.73	$1.67	$1.76	$1.74
DDA per pound sold	$0.28	$0.28	$0.28	$0.25
Concentrate
Production (tonnes)	73,830	66,104	243,129	242,126
Sales (tonnes)	70,008	64,873	242,496	242,536
Treatment and refining charges (millions of $)	$(10.0)	$(10.9)	$(34.6)	$(38.2)
Metal price adjustments related to concentrate revenue (millions of $)	$(2.8)	$(10.7)	$(6.8)	$(10.1)

Financial (millions of US Dollars)
Revenue	$140.0	$122.0	$475.4	$425.4
Cost of sales excluding DDA	(75.0)	(55.9)	(225.6)	(215.3)
Gross margin excluding DDA	$65.0	$66.1	$249.8	$210.1
DDA	(12.3)	(11.6)	(43.6)	(38.1)
Mine operating earnings	$52.7	$54.5	$206.2	$172.0
Capital expenditures
Sustaining and other	$9.4	$5.6	$35.2	$27.9
Expansionary	$2.4	$3.4	$4.1	$13.4
Exploration	$1.3	$1.6	$4.8	$5.4

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

(iii)	Contained in concentrate/Payable contained in concentrate.

(iv)	Beginning January 1, 2018, silver production and related KPIs for Chapada no longer meet the minimum significance threshold in accordance with the Company's policy.

| 22

Chapada annual gold production exceeded expectations in 2018. Underpinned by an 11% increase in gold recovery rate, production was higher compared to 2017 at below guidance costs.

Gold and copper production in the fourth quarter in 2018 also exceeded expectations, driven mainly by higher grades and recoveries as an increased proportion of higher grade fresh ore from Corpo Sul was processed, compared to the previous quarter and the comparative quarter of 2017. The higher production level also improved revenues and mine operating earnings, partly offset by lower gold prices during the quarter.

Planned higher mine development and scheduled maintenance contributed to the increase in sustaining costs for gold and copper. This was partly offset by higher metal production, cost control initiatives implemented and the depreciation of the Brazilian Real against the US Dollar.

Copper grades are expected to remain constant through the guidance period while mill feed grades for gold will decline. This is consistent with mine sequencing as reflected in previously published technical reports. Chapada is mostly a copper mine with significant gold contribution and, as such, gold grades will vary as the mine is sequenced while copper grades will remain more consistent. For 2019, mill feed grades are expected to average 0.21 g/t gold and 0.28% copper and, as is customary for Chapada, production will be weighted to the back half of the year. The Company has various development, optimization and expansion opportunities under review at Chapada that are not included in the 2019 expansionary capital expenditures. The plan for 2019 does, however, consider the continuation of Phase 1, which targets plant optimization for further copper and gold recovery increases in the range of 2 percent for all ore types. Approximately, $9 million of Phase 1 expansionary capital is earmarked for 2019. Results from the ongoing feasibility study for Chapada Phases 2 and 3 are expected in mid 2019 (Refer to Section 5: Construction, Development and Exploration of this MD&A for additional details).

Gold and copper mineral reserves increased by 6% and 7%, respectively, over prior year, representing a significant overall improvement over depletion in 2018. Approximately 7,377 metres of drilling were completed at Chapada in the fourth quarter of 2018, in line with plan. The exploration plan focused on expanding the mineral envelopes at the Suruca hanging wall and footwall, Baru NE and Corpo Sul. At Suruca, drilling continues to expand the strike of both the footwall and hanging wall mineralization. At Baru NE, fourth quarter drilling focused on expanding the strike length of the shallow body copper-gold rich mineralization identified in the third quarter. The mineral system remains open to the northeast and will be followed up on in 2019.

| 23

EL PEÑÓN, CHILE

El Peñón is a high grade gold-silver underground mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended December 31,		For the years ended December 31,
Operating and Financial Information	2018	2017	2018	2017
Operating
Ore mined (tonnes)	270,191	280,007	975,379	1,018,007
Ore processed (tonnes)	310,808	255,727	1,103,835	1,041,200
Gold
Production (ounces)	37,956	39,401	151,893	160,509
Sales (ounces)	37,864	34,955	151,921	159,149
Feed grade (g/t)	4.04	5.11	4.53	5.05
Recovery rate (%)	93.8	94.3	94.1	95.1
Total cost of sales per ounce sold	$1,270	$1,069	$1,316	$1,089
Co-product cash costs per ounce produced (i)	$769	$707	$833	$751
All-in sustaining co-product costs per ounce produced (i)	$917	$864	$995	$928
DDA per ounce sold	$501	$354	$462	$325
Silver
Production (ounces)	1,186,789	1,052,423	3,903,961	4,282,339
Sales (ounces)	1,145,821	909,205	3,878,748	4,264,501
Feed grade (g/t)	142	152	131	148
Recovery rate (%)	84.2	85.4	83.6	86.4
Total cost of sales per ounce sold	$16.07	$14.58	$16.48	$14.57
Co-product cash costs per ounce produced (i)	$9.48	$9.19	$10.43	$10.30
All-in sustaining co-product costs per ounce produced (i)	$11.31	$11.23	$12.46	$12.77
DDA per ounce sold	$6.27	$4.84	$5.83	$4.34

Financial (millions of US Dollars)
Revenue	$63.0	$60.3	$253.6	$274.0
Cost of sales excluding DDA	(40.4)	(33.9)	(171.0)	(165.2)
Gross margin excluding DDA	$22.6	$26.4	$82.6	$108.8
DDA	(26.2)	(16.8)	(92.9)	(70.2)
Mine operating earnings (loss)	$(3.6)	$9.6	$(10.3)	$38.6
Capital expenditures
Sustaining and other	$7.4	$8.1	$31.8	$38.5
Expansionary	$1	$—	$1.1	$—
Exploration	$4.7	$2.3	$17.9	$17.8

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Gold production at El Peñón exceeded guidance in 2018. Gold costs on co-product bases were impacted by the lower silver production and sales that had the effect of proportionally allocating more costs to gold.

Gold and silver production were 6% and 33% higher than the third quarter of 2018, respectively, mainly from higher processing rates. Gold and silver production for the fourth quarter, in comparison to the same period in 2017, were impacted by processing from the lower grade stockpile with a relatively higher proportion of silver than gold. Per unit costs for gold and silver during the quarter were favourably improved from the higher production and the quarterly depreciation of the Chilean Peso relative to the US Dollar, compared to the previous quarter in 2018.

Gold-equivalent production in 2019 is forecast to be in line with production guidance for 2018, with cash costs and AISC expected to be lower to those reported in 2018. Underground mine development activities in the first half of 2019 are expected to increase access to higher gold and silver grades in the second half of 2019, which will afford the operation greater flexibility, including for blending activities. Approximately 56% of the gold and 62% of the silver are expected to be produced in the second half of 2019 with cost metrics commensurately lower in the second half of 2019.

| 24

With the total infill drilling in 2018, mineral reserves increased by 5% for gold and 6% for silver, increasing over depletion in 2018. Approximately 26,293 metres of drilling was completed at El Peñón in the fourth quarter of 2018, in line with plan. Exploration work focused primarily on converting inferred mineral resources to measured and indicated mineral resources at Sistema Dorada, Martillo Centro Sur, Aleste SS, Nueva Providencia, Esmeralda and Laguna, and drilling 17 different areas within the mine area to identify new inferred mineral resources. Aleste SS, Laguna and Sistema Dorada had the highest conversion and were the main focus in the fourth quarter, returning significant new mineral resources. The targets for expanding inferred mineral resources were largely known veins tested to depth and along strike; however several new areas of mineralization were also identified. Follow up in 2019 will test these targets to determine their potential to add inferred mineral resources.

| 25

CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada.

	For the three months ended December 31,		For the years ended December 31,
Operating and Financial Information	2018	2017	2018	2017
Operating
Ore mined (tonnes)	3,467,366	2,997,727	13,645,600	11,771,047
Waste mined (tonnes)	3,619,041	5,066,884	14,306,186	21,075,681
Ore processed (tonnes)	2,541,967	2,614,712	10,241,870	10,178,803
Gold
Production (ounces)	84,732	80,743	348,600	316,731
Sales (ounces)	89,626	88,812	349,923	315,517
Feed grade (g/t)	1.18	1.09	1.20	1.09
Recovery rate (%)	87.9	87.8	88.3	88.6
Total cost of sales per ounce sold	$975	$995	$967	$1,000
Co-product cash costs per ounce produced (i)(ii)	$569	$628	$563	$576
All-in sustaining co-product costs per ounce produced (i)	$720	$835	$711	$742
DDA per ounce sold	$388	$364	$394	$410

Financial (millions of US Dollars)
Revenue	$110.2	$115.4	$447.6	$403.1
Cost of sales excluding DDA	(52.5)	(56.0)	(200.4)	(186.0)
Gross margin excluding DDA	$57.7	$59.4	$247.2	$217.1
DDA	(34.7)	(32.4)	(137.8)	(129.4)
Impairment of goodwill	(45.0)	—	(45.0)	—
Mine operating (loss) earnings	$(22.0)	$27.0	$64.4	$87.7
Capital expenditures
Sustaining and other	$11.4	$15.6	$46.4	$48.2
Expansionary	$8.9	$20.2	$31.4	$31.0
Exploration	$0.4	$2.6	$4.0	$10.2

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(ii)	Net of the CAD currency hedge impact for the period.

Canadian Malartic delivered record annual production and exceeded guidance in 2018 at 10% higher production and costs lower than expected and lower than those observed in 2017.

Higher fourth quarter production and revenue, compared to the same period in 2017, was mainly due to higher grades in line with the mining sequence. Costs during the quarter were lower than the comparative quarter of 2017 and lower or in-line with the previous quarter of 2018, benefiting from higher production.

Production and costs were better than expectations at Canadian Malartic in 2018 and should continue in 2019. Production in 2019 is forecast to be 330,000 ounces, in line with plan, with production costs similar to those reported in 2018. The Extension Project is continuing according to plan with contributions from Barnat expected to begin in late 2019 with more meaningful contributions in 2020 and 2021. On a 50% basis, expansionary capex is expected to be $37 million in 2019, of which $34 million is earmarked for the Extension Project. Work continues to focus on the highway 117 road deviation, pit preparation and tailings expansion.

Discussions with four First Nations groups concerning a potential memorandum of understanding continue.  As with other community relations efforts at Canadian Malartic, the Company is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

Gold mineral reserves reflect depletion associated with 2018 production. The Company continues to see encouraging drill results at the East Malartic and Odyssey projects with drilling ongoing to extend and upgrade the mineral resources in these zones. Exploration programs are

| 26

ongoing to evaluate zones along the Canadian Malartic trend, including the Odyssey, East Malartic, Midway and East Amphi zones.  These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill.

| 27

JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended December 31,		For the years ended December 31,
Operating and Financial Information	2018	2017	2018	2017
Operating
Ore mined (tonnes)	505,329	531,034	2,093,413	2,007,572
Ore processed (tonnes)	517,953	509,672	2,035,214	1,978,409
Gold
Production (ounces)	37,071	34,566	144,695	135,806
Sales (ounces)	34,934	33,695	141,780	135,620
Feed grade (g/t)	2.31	2.09	2.30	2.20
Recovery rate (%)	96.2	97.2	96.3	96.3
Total cost of sales per ounce sold	$1,132	$1,027	$967	$1,057
Co-product cash costs per ounce produced (i)	$677	$703	$649	$701
All-in sustaining co-product costs per ounce produced (i)	$826	$906	$802	$867
DDA per ounce sold	$451	$257	$292	$330

Financial (millions of US Dollars)
Revenue	$44.9	$43.0	$179.4	$170.8
Cost of sales excluding DDA	(25.8)	(25.9)	(95.7)	(98.6)
Gross margin excluding DDA	$19.1	$17.1	$83.7	$72.2
DDA	(15.7)	(8.7)	(41.4)	(44.8)
Impairment reversal	150.0	—	150.0	—
Mine operating earnings	$153.4	$8.4	$192.3	$27.4
Capital expenditures
Sustaining and other	$5.1	$7.0	$21.0	$21.7
Expansionary	$9.4	$5.7	$20.6	$17.6
Exploration	$1.7	$1.8	$5.9	$5.8

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Jacobina delivered record annual production and exceeded guidance in 2018. Production was 7% higher than guidance with cost metrics approximately 11% lower and also lower compared to 2017.

Jacobina exceeded production expectations in the fourth quarter of 2018 at 7% higher production, compared to the same quarter in 2017. Higher grades from Canavieiras Central, Canavieiras Sul and João Belo contributed to the higher production and operating earnings.

Costs benefited from the higher production and the depreciation of the local currency, which contributed to higher mine operating earnings. In addition, costs continue to benefit from the ongoing optimization initiatives, the most recent of which was the advanced control system to enhance plant stability. The Company continues to pursue opportunities to increase productivity and reduce costs through improvements relating to mining, plant processing, maintenance and supply chain. A modest investment in 2019 is expected to increase processing capacity further.

The forecast for 2019 is similar to that of 2018 in terms of production and costs while including an additional $8 million of expansionary capex with this attributable to the internalization of development activities.  Looking ahead to 2019, with significant underground development work complete and a surface stockpile of approximately 100,000 tonnes grading 2.0 g/t the mine continues to be well positioned to deliver on its production and cost targets.

| 28

Jacobina replaced production depletion in 2018 and increased gold mineral reserves by 11%, significantly higher than 2017. Importantly, gold grades in the mineral reserve and mineral resource have trended higher, which was a strategic objective of the 2018 drill program. Approximately 10,630 meters of drilling were completed at Jacobina in the fourth quarter, in line with plan. The focus was primarily infill drilling at João Belo, Canavieiras Sul and Morro de Vento, as well as an expansion of known reefs at Canavieiras Sul and Canavieiras Central. At Canavieiras Sul and Joao Belo, drilling continues to intersect higher than mineral reserve grade mineralization through infill drilling. At Canavieiras Central, drilling testing the down dip extensions returned positive results for Maneira, LVLPC, MU and LU reefs. With these impressive results, Jacobina succeeded at adding over 800,000 inferred mineral resources. At Canavieiras Sul, the exploratory drill holes were designed to test the previously discovered higher-grade zones along the southeast direction, and drilling will continue to test the extent of this zone in 2019.

As previously noted, following the significant increase in mineral reserves and mineral resources, which extends the life of the mine, and other operational improvements in 2018, the impairment taken in 2014 was reversed in 2018.

| 29

CERRO MORO, ARGENTINA

Cerro Moro is the Company’s newest high-grade underground and open pit gold-silver mine, located in the province of Santa Cruz, Argentina.

	For the three months ended December 31,		For the years ended December 31,
Operating and Financial Information	2018	2017	2018	2017
Operating
Ore mined (tonnes)	83,313	—	210,644	—
Waste mined (tonnes)	2,261,670	—	6,416,534	—
Ore processed (tonnes)	85,673	—	199,602	—
Gold
Production (pre-commercial ounces)	—	—	8,625	—
Production (commercial ounces)	45,066	—	84,168	—
Production (total ounces)	45,066	—	92,793	—
Sales (ounces)	40,016	—	68,669	—
Feed grade (g/t)	17.09	—	15.85	—
Recovery rate (%)	94.2	—	93.1	—
Total cost of sales per ounce sold	$1,072	$—	$1,074	$—
Co-product cash costs per ounce produced (i)	$471	$—	$479	$—
All-in sustaining co-product costs per ounce produced (i)	$611	$—	$600	$—
DDA per ounce sold	$471	$—	$458	$—
Silver
Production (pre-commercial ounces)	—	—	333,878	—
Production (commercial ounces)	2,077,906	—	3,785,207	—
Production (total ounces)	2,077,906	—	4,119,085	—
Sales (ounces)	1,903,652	—	2,920,252	—
Feed grade (g/t)	811	—	725	—
Recovery rate (%)	91.4	—	89.4	—
Total cost of sales per silver ounce sold	$13.03	$—	$14.22	$—
Co-product cash costs per silver ounce produced (i)	$5.78	$—	$5.98	$—
All-in sustaining co-product costs per silver ounce produced (i)	$7.52	$—	$7.49	$—
DDA per ounce sold	$5.62	$—	$6.05	$—

Financial (millions of US Dollars)
Revenue	$80.6	$—	$126.8	$—
Cost of sales excluding DDA	(41.8)	—	(66.1)	—
Gross margin excluding DDA	$38.8	$—	$60.7	$—
DDA	(29.5)	—	(49.1)	—
Mine operating earnings	$9.3	$—	$11.6	$—
Capital expenditures
Sustaining and other	$9.4	$—	$15.0	$—
Expansionary	$2.7	$48.3	$61.3	$172.0
Exploration	$3.0	$2.2	$11.3	$7.7

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Cerro Moro completed its successful ramp up at costs below guidance, while exceeding 2018 production guidance as throughput and grades increased according to plan. Underground production activity met expectations along with mineral extraction rates and dilution control. Ground stability allowed for larger stopes than originally planned.

Production during the quarter exceeded expectations with a gold feed grade of 17.09 g/t and silver feed grade of 811 g/t being significantly higher than budget. Production exceeded sales by approximately 15,000 ounces of gold and 814,000 ounces of silver, which remained in inventory as at December 31, 2018. Elevated silver grades above plan led to capacity constraints at the mine furnace, resulting in an increase in gold and silver precipitate. Precipitate inventory levels are expected to be drawn down to normalized levels the first half of 2019. An additional

| 30

furnace is expected to be installed by mid 2019 and with the sequencing modifications, inventory is expected to normalize at approximately 25% of current levels. At the average prices observed in the fourth quarter, this inventory normalization would add in excess of $25 million to revenue.

Costs during the period benefited from the higher production and the depreciation of the local currency, partly offset by inflation.

Gold-equivalent production for 2019 is expected to be in line with plan and prior guidance.  The operation will focus on optimizing the underground mining design and processing practices, building on the successes delivered in 2018, the first six months of commercial production. For 2019, the inclusion of the export tax and historical Bocamina tax add approximately $130 per GEO and $40 per GEO, respectively, to the previously guided costs. The export tax will incrementally affect cash flows and is enacted through 2020. Operational optimization initiatives continue and are expected to offset costs in 2019. Cerro Moro DDA reflects both the costs of construction as well as the historical acquisition costs. DDA per unit at Cerro Moro is also expected to decrease to lower levels as the exploration program advances.
Gold mineral reserves increases were offset by depletion associated with 2018 production at Cerro Moro. In terms of exploration drilling, approximately 9,543 metres were completed at Cerro Moro during the fourth quarter, in line with plan. Drilling in the core mine returned mineralized intercepts at Michelle, Milagros and Tres Lomas. Regional exploration south of the mine area intercepted a wide zone of mineralization at Naty. These zones are expected to undergo further drilling in 2019. Important to note is that the current mineral resources do not consider drilling results for the last four months of the year, which are in the process of being analyzed. The 2019 budget has been increased by 33% over 2018. Funds are expected to be used for an aggressive drill program designed to test major structures with potential to host a significant new mineralized zone, while continuing to generate new targets through multi-disciplinary fieldwork.

| 31

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended December 31,		For the years ended December 31,
Operating and Financial Information (iii)	2018	2017	2018	2017
Operating (ii)
Ore mined (tonnes)	211,030	220,168	792,706	801,250
Ore processed (tonnes)	211,452	228,850	824,669	1,033,295
Gold
Production (ounces)	24,526	23,540	81,635	90,366
Sales (ounces)	23,882	23,503	81,449	90,876
Feed grade (g/t)	3.95	3.49	3.42	3.05
Recovery rate (%)	90.9	89.9	90.5	88.6
Total cost of sales per ounce sold	$1,164	$1,198	$1,398	$1,248
Co-product cash costs per ounce produced (i)	$743	$765	$916	$812
All-in sustaining co-product costs per ounce produced (i)	$931	$1,011	$1,099	$1,090
DDA per ounce sold (ii)	$433	$412	$481	$422

Financial (millions of US Dollars)
Revenue	$29.3	$31.2	$102.6	$123.1
Cost of sales excluding DDA	(17.5)	(19.0)	(74.7)	(79.5)
Gross margin excluding DDA	$11.8	$12.2	$27.9	$43.6
DDA	(10.3)	(9.9)	(39.2)	(40.5)
Impairment	(151.0)	—	(151.0)	—
Mine operating (loss) earnings	$(149.5)	$2.3	$(162.3)	$3.1
Capital expenditures
Sustaining and other	$4.4	$5.4	$14.5	$24.6
Expansionary	$10.5	$3.0	$32.2	$17.8
Exploration	$3.9	$3.3	$14.0	$10.2

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(ii)	DDA per ounce is higher as DDA was allocated over a smaller number of ounces compared to the same period in 2017.

(iii)	Beginning January 1, 2018, silver production and related KPIs for Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

In line with plan and guidance, production at Minera Florida increased from the previous quarter mainly from the contribution of the higher-grade zones of Pataguas and PVS. Fourth quarter production was higher than the same quarter in 2017, resulting from higher grade and recovery partly offset by lower throughput. With the completion of raise boring activity in the new Aguas Fria concession, which hosts PVS and Pataguas zones, development rates continue to trend higher. As such, looking ahead to 2019, higher mining rates are expected in these zones with overall production expected to improve modestly, as lower production from the historic mining concession provides a partial offset.

All per unit cost metrics improved significantly from the previous quarter in 2018, benefiting from higher production. Several cost containment initiatives planned for 2019 are expected to continue to lower costs overall.

During 2018, the Minera Florida mine experienced lower production at higher-than-expected unit costs. Similar to the approach taken at El Peñón and Jacobina in the past, the focus of the updated life of mine plan at Minera Florida is to right size the operation at a sustainable production level. The focus is to maximize operating margins and to advance mine development and mineral reserve delineation to deliver mine flexibility and scope for future potential production increases, driven by either throughput or grade.

In consideration of the above, at Minera Florida, a non-cash accounting impairment of $151.0 million ($109.1 million after tax) was recognized. Refer to Section 3: Review of Financial Results of this MD&A for additional details.

For 2018, total gold mineral reserves reflect depletion associated with 2018 production and an updated block model. Approximately 12,955 meters of drilling were completed at Minera Florida in the fourth quarter, in line with plan. The focus of drilling was to convert inferred mineral resources to measured and indicated mineral resources at PVS, Fantasma and Satelite Fantasma in addition to testing mineral zones for inferred mineral resource expansion at Los Patos and Don Leopoldo. Drilling at Los Patos returned impressive assays extending the zone, which will

| 32

be followed up further in 2019. In addition, Don Leopoldo was tested at depth, with results confirming mineralization is open at depth. The 2019 budget has declined to $5 million from $14 million and expected to focus on infill drilling to extend mineral reserves. Prior year programs have generative new exploration potential, which is being reviewed in the context of the mine plan updates and optimization efforts. A return to higher exploration spending rates is expected in 2020.

| 33

5.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following highlights key updates during the fourth quarter of 2018, in respect to certain of the Company's development projects.

CHAPADA, BRAZIL

The Company continues to advance its exploration program with the objective of identifying higher-grade copper and gold opportunities that are near to the Chapada mine, completing infill drilling of the Sucupira and Baru deposits, which would lead to a pit expansion, and advancing district scale targets. Mineralization has been identified along a 15-kilometre trend with numerous prospective areas under consideration for further drilling. Infill drilling in the Baru area is expected to reduce stripping ratios for the Sucupira deposit and drilling on oxide mineralization, such as Hidrotermalito, brings to bear the potential for heap leaching opportunities that could complement the Suruca Oxides Project. Notwithstanding the focus on the exploration potential to discover higher-grade copper and gold areas, the Company has also advanced other projects that are expected to further enhance returns from the Chapada mine.

To this end, the Company has completed studies and evaluations on several of the development opportunities at Chapada and has embarked on a feasibility-level review of a three-phase plan at Chapada. These opportunities range in scope from plant optimization initiatives to enhance copper and gold recoveries, to plant expansions to bring forward cash flows, and pit wall pushbacks to expose higher-grade zones. The study and evaluations include third party design and engineering, estimates of capital expenses, and production and operating cost forecasts.

Given the nature of the opportunities, the projects can be considered on their own or as part of a phased development plan. This flexibility in approach allows the Company to balance the maximization of value at Chapada, with the allocation of capital across the broader Company portfolio.

The Phase 1- Plant Optimization Work with expected recovery improvements in the range of 2% for both metals has been approved. Associated capital expenditures estimated to be approximately $9 million. The Company is continuing to prioritize engineering for long lead-time equipment for Phase 1 and during the fourth quarter, the flotation circuit expansion continued as planned with the installation of six new DFR flotation cells. Commissioning is scheduled for mid-2019.

Engineering is being advanced for Phases 2 and 3, an expansion of the Chapada mill, and pushback of the Chapada pit wall to expose higher grade Sucupira ores, respectively. While review of these projects are progressing through the evaluation process, the Company does not anticipate the allocation of significant expansionary capital for these projects before 2021.

Based on the work completed to date, the Company estimates the phased plan will provide the foundation to sustain annual production in the range of 100,000 to 110,000 ounces of gold (not including contributions to gold production from identified higher-grade areas of Suruca, which is a gold-only ore body) and 150 to 160 million pounds of copper until at least 2034. This represents an opportunity to deliver significant cash flow increases and cash flow returns on invested capital and an increase to the production outlook, as recently disclosed in the Chapada NI 43-101 Technical Report dated March 21, 2018. Further project details are expected to be available in mid-2019 with the completion of the Feasibility Study. A development decision for Phase 2 is expected to follow in 2020.

Suruca - Gold-Only Oxide and Sulphide Development Opportunity

Concurrent with the multi-phase plan for Chapada, development of the gold-only Suruca oxides deposit continues to be evaluated as a standalone heap leach operation, for which a feasibility study level update has been completed. Furthermore, the Suruca Sulphides project has been updated in the 2018 exploration results for these orebodies, resulting in an increase of gold mineral resources. The integrated scenario for Suruca orebodies includes processing of the oxides through a heap leach and processing of the gold-only sulphides through a carbon-in-leach ("CIL") plant located at Chapada.  Alternatives to process the sulphide portion of Suruca earlier in the life of mine are currently being contemplated, including an exploration program designed to test further extensions of the sulphide mineralization and metallurgical test work. The Company expects to continue this development program through 2019 in order to build on the results from the 2017 and 2018 programs, which resulted in extensions of the oxide and sulphide deposits

| 34

CANADIAN MALARTIC (50% interest), CANADA

The Canadian Malartic Extension Project is continuing according to plan with contributions from Barnat expected to begin in 2019 with more meaningful contributions in 2020. On a 50% basis, expansionary capex is expected to be $37 million, of which $34 million is earmarked for the extension project in 2019. Work continued to focus on the highway 117 road deviation, pit preparation and tailings expansion.

OTHER OPTIMIZATION AND MONETIZATION INITIATIVES

A number of project evaluations are underway with a goal of surfacing value from non-strategic or non-producing assets including Agua Rica, Suyai and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources.  Notable progress relating to some of these initiatives include, but are not limited to the following:

AGUA RICA, ARGENTINA

The Company continues to advance its alternatives for the development of the Agua Rica project.  These alternatives include technical work and analysis for project development options for Agua Rica, as well as the review and consideration of various strategic alternatives, all in an effort to advance the project and surface value.  Considerable effort has been undertaken to advance two development scenarios, one a large-scale open pit integrated operation and the other an initially smaller scale but scalable standalone operation. The large-scale open pit scenario contemplates the integration with the neighboring Alumbrera mine in which the Company holds a 12.5% interest and for which it expects to complete an updated pre-feasibility study during the first half of 2019.

SUYAI, ARGENTINA

The Company previously completed a scoping study that evaluated two options for ore processing, both of which provide favourable project economics. The first considered the construction of CIL processing facility for the on-site production of gold and silver in the form of doré. The second considered the construction of a processing facility for on-site production of gold and silver contained in a high-grade concentrate, which would be shipped abroad for subsequent precious metal recovery. Both approaches considered an identical underground configuration with average annual production expected to be in excess of 200,000 ounces of gold and 300,000 ounces of silver. The Company believes both scenarios address past concerns regarding open pit mining and the development scenario that includes production of an on-site concentrate addresses many of the past concerns regarding the use of cyanide, and would potentially meet provincial regulations currently in place in Chubut. The Company will work with local stakeholders to obtain and sustain its social license should the project progress to a more advanced stage.

The Company continues to pursue development plans and other strategic alternative for the project. Given the extensive amount of work performed to date the existing scoping study could rapidly progress to a feasibility study, allowing for the project to be developed in a short time frame. The Suyai project is one of the highest gold grade development-ready projects in the Americas. While a financial adviser has not been retained at this time, the Company is evaluating its strategic alternatives in addition to development of the project.

MONUMENT BAY, CANADA

The Monument Bay deposits are hosted in the Stull Lake Greenstone Belt comprised by three volcanic assemblages, ranging in age from 2.85 to 2.71 Ga.  Gold and tungsten mineralization occurs along the steeply north dipping Twin Lakes Shear Zone and the AZ Sheer Zone.

In 2018, approximately 16,270 metres of drilling were completed on the Monument Bay project. The focus was testing targets near the Twin Lakes deposit and testing regional targets. In addition, during the period, a new geological interpretation of the deposit was formed and is expected to form the basis for an updated block model and mineral resource estimate. Groundwork is continuing and generating prospects for follow up testing in 2019.

On September 13, 2018, the Company signed an Exploration Agreement with Red Sucker Lake First Nations in relation to the Monument Bay exploration site in Northern Manitoba. This is an important step allowing the Company to solidify a strategic collaboration with this community, as it continues to advance the project.

| 35

OTHER

The Company continues to pursue development and strategic initiatives for the 56.7% held Agua De La Falda joint venture with Codelco, located in northern Chile.  The historical Jeronimo Feasibility Study focused on maximizing production from the sulfide deposits. The Company completed the study of a low capital start-up project based on the remaining oxide inventory with positive results, and is evaluating exploration plans on the highly prospective claims surrounding the mine.  Agua De La Falda has installed processing capacity and infrastructure.

EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The 2018 exploration program focused on finding higher quality ounces, improving mine grade, infill drilling to replace production by upgrading existing mineral resources, and exploring the Yamana property portfolio for new exploration targets. For exploration updates relating to operating mines during the year, refer to Section 4: Operating Segments Performance of this MD&A. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended December 31,		For the years ended December 31,
(In millions of US Dollars)	2018	2017	2018	2017
Exploration and evaluation capitalized (i)	$18.5	$17.9	$75.4	$82.5
Exploration and evaluation expensed (ii)	3.6	7.0	13.0	21.2
Total exploration and evaluation expenditures	$22.1	$24.9	$88.4	$103.7

(i)	Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets as additions to exploration and evaluation assets.

(ii)	Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period or year.

6.    MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators ("NI 43-101"). This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources reports. The Company's mineral reserve and mineral resource reports are reviewed by Sébastien Bernier (Senior Director, Geology and Mineral Resources), who is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' NI 43-101.

Assumptions for metal prices used in the estimates of mineral reserves and mineral resources for the Company's operating mines and development projects are below. For details, refer to the mineral reserve and mineral resource tables contained in the Company's 2018 annual report.

	Mineral reserves	Mineral resources (i)
Gold (per ounce)	$1,250	$1,600
Silver (per ounce)	$18.00	$24.00
Copper (per pound)	$3.00	$4.00

(i)	Except for Jacobina ($1,500 per ounce) and Canadian Malartic ($1,200 per ounce).

The Company's mineral reserves and mineral resources as at December 31, 2018 are summarized in the following tables. Complete information relating to mineral reserves and mineral resources indicating a complete listing of metal-price assumptions, tonnage, grade and recoveries is contained in a complete mineral resource and mineral reserve table accompanying the 2018 annual report available on the Company's website, www.yamana.com.

| 36

* Sold during the year ended December 31, 2018.

| 37

Mineral Reserves & Mineral Resources Estimates (i)	Contained Gold		Contained Silver		Contained Copper
	(in 000's ounces)		(in 000's ounces)		(in million pounds)
Proven & probable mineral reserves	2018	2017	2018	2017	2018	2017
Chapada	4,546	4,287	—	—	3,707	3,471
El Peñón	800	764	24,893	23,578	—	—
Canadian Malartic (50%)	2,780	3,189	—	—	—	—
Jacobina	2,099	1,892	—	—	—	—
Cerro Moro	675	715	37,959	40,723	—	—
Minera Florida	404	492	2,976	3,553	—	—
Jeronimo (57%)	1,082	1,082	—	—	—	—
Total proven & probable mineral reserves	12,386	12,421	65,828	67,854	3,707	3,471
Measured & indicated mineral resources
Chapada	3,330	2,804	—	—	2,025	1,313
El Peñón	396	318	12,904	9,962	—	—
Canadian Malartic (50%)	869	653	—	—	—	—
Jacobina	3,232	3,258	—	—	—	—
Cerro Moro	208	238	15,704	20,313	—	—
Minera Florida	817	832	5,186	4,916	—	—
Jeronimo (57%)	139	139	—	—	—	—
La Pepa	2,760	2,760	—	—	—	—
Suyai	2,286	2,286	3,523	3,523	—	—
Monument Bay	1,787	1,787	—	—	—	—
Total measured & indicated mineral resources	15,824	15,075	37,317	38,714	2,025	1,313
Inferred mineral resources
Chapada	616	609	—	—	781	252
El Peñón	933	960	32,570	33,506	—	—
Canadian Malartic (50%)	2,319	2,306	—	—	—	—
Jacobina	1,008	115	—	—	—	—
Cerro Moro	211	279	14,139	14,415	—	—
Minera Florida	1,038	1,231	6,093	6,661	—	—
Jeronimo (57%)	161	161	—	—	—	—
La Pepa	620	620	—	—	—	—
Lavra Velha	543	543	—	—	—	—
Arco Sul	646	646	—	—	—	—
Suyai	274	274	575	575	—	—
Monument Bay	1,781	1,781	—	—	—	—
Total inferred mineral resources	10,150	9,525	53,377	55,157	781	252

(i)	Table excludes assets sold in 2018, Agua Rica and the Company's interest in Alumbrera and Leagold.

Further information by mine is detailed below.

Chapada, Brazil

As the result of the continued definition and expansion of the Sucupira mineral reserve, immediately adjacent to the main Chapada pit, gold and copper mineral reserves increased by 6% and 7%, respectively, over prior year, representing a significant overall improvement over depletion in 2018. Gold measured and indicated mineral resources increased by 19%, while copper increased by 54% compared to the prior year, following the drilling for extensions of the mineral envelopes at Corpo Sul under the Bois River and Santa Cruz mineral resources, in addition to Sucupira and Baru. Gold inferred mineral resources are unchanged from 2017, while copper increased significantly.

| 38

El Peñón, Chile

El Peñón's mineral reserves increased by 5% for gold and 6% for silver, increasing over depletion in 2018. Gold measured and indicated mineral resources increased by 25%, while silver increased by 30% compared to the prior year continuing from numerous secondary vein structures in the east mine area. Lower gold and silver inferred mineral resources reflect conversion to indicated mineral resources.

Canadian Malartic including Odyssey, Canada (50%)

Gold mineral reserves reflect depletion associated with 2018 production at Canadian Malartic. Separately, much of the mineral resource accretion in 2018 is associated with the East Malartic underground. Additional drilling also at East Malartic and Odyssey contributed to the 33% increase in gold measured and indicated mineral resources and the 1% increase in gold inferred mineral resources.

Jacobina, Brazil

Jacobina increased gold mineral reserves by 11% over and above 2018 production depletion. Measured and indicated mineral resources are in line with 2017 and reflect the conversion to mineral reserves. Inferred mineral resources increased by significantly by over 800,000 ounces of gold, despite increasing the cut-off grade from 0.5 g/t to 1.0 g/t. The exploration program at Jacobina also achieved the main goal for the year, which was to identify and define high-grade mineralization close to current infrastructure. Several zones were defined, including down dip of João Belo, Morro do Vento South and the northern portion, Serra do Corrego and Canavieiras Sul. In 2019, the exploratory drilling will continue focusing the extension these high-grade zones, including south extension of João Belo. The definition drilling program will continue in 2019, to increase confidence in reef geometry and fault locations for sectors planned to be mined within the next three years.

Minera Florida, Chile

At Minera Florida, the change in mineral reserves reflect mine depletion.  An updated geological model and more conservative design parameters with higher cut-off grades especially around the historic mining areas, resulted in an overall decrease of mineral reserves, albeit with a resulting improved quality. These design parameters also impacted gold measured and indicated mineral resources and inferred mineral resources.  Now that the mine has entered the new PVS and Pataguas zones, both of which are the main target of 2019 exploration drilling, the Company expects to deliver on the 2019 guidance.

Cerro Moro, Argentina

At Cerro Moro, increases in gold and silver mineral reserves partially offset depletion associated with 2018 production.  The main increases came from the discovery of new high grade, near surface vein Veronica and the extensions of Nini.  Also drilling in the core mine area returned mineralized intercepts at Michelle, Milagros and Tres Lomas which will be followed-up upon in 2019.  Updated economical parameters with higher cut-off grades for both mineral reserves and mineral resources had the impact of reducing tonnage, but increasing the overall grade. Due to the previous focus of the site on project development, start-up and ramp-up of operations, long-term exploration effort began in 2018 and as result the current mineral resources do not consider drilling results for the last four months of the year. These results are in the process of being analyzed and are expected to provide good quality targets for 2019. This ultimately resulted in 13% lower gold for remaining measured and indicated mineral resources and 24% lower inferred mineral resources. Regional exploration south of the mine area intercepted a wide zone of mineralization at Naty. These zones are expected to undergo further drilling in 2019, as part of the increased exploration budget allocation to the mine.

| 39

7.    FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	December 31, 2018	December 31, 2017
Cash and cash equivalents	$98.5	$148.9
Current assets (including cash and cash equivalents)	429.2	839.4
Non-current assets	7,583.7	7,923.9
Total assets	$8,012.9	$8,763.3
Current liabilities (excluding current portion of debt)	494.5	670.7
Non-current liabilities (excluding long-term debt)	1,735.7	1,787.6
Debt (current and long-term)	1,758.7	1,857.7
Total liabilities	$3,988.9	$4,316.0
Equity attributable to Yamana Gold Inc. equity holders	3,989.3	4,313.4
Non-controlling interests	34.7	133.9
Total equity	$4,024.0	$4,447.3

Working capital (i)	$(67.2)	$58.7
Net debt (ii)	$1,660.2	$1,708.8

(i)
Working capital is defined as the excess of current assets over current liabilities, which includes the current portion of long-term debt and assets and, at December 31, 2017, assets and liabilities held for sale.

(ii)
A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional subtotals in financial statements is included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Total assets were $8.0 billion as at December 31, 2018, 9% lower than as at December 31, 2017, primarily attributable to assets sold during the period. This decrease was partly offset by amounts capitalized in the period, including those related to the completion of the Cerro Moro mine in Argentina; and the associate interest in Leagold Mining Corporation as part of the Brio Gold transaction. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include inventories, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at December 31, 2018 were $4.0 billion, lower by 8% from December 31, 2017, primarily attributable to lower debt resulting from the repayment of several series of the Company's Senior Notes during the year, and lower trade payables following the completion of Cerro Moro and due to the impact of the depreciation of local currencies on foreign currency-denominated liabilities.

Cash and cash equivalents were $98.5 million as at December 31, 2018, compared to $148.9 million as at December 31, 2017. Working capital was negative $67.2 million as at December 31, 2018, compared to $58.7 million as at December 31, 2017. Working capital includes the current portion of long-term debt and assets and liabilities of disposal groups held for sale. Accordingly, current assets and current liabilities at December 31, 2017 included all assets and liabilities of Gualcamayo and the Canadian Exploration Properties, as these disposal groups were classified as held for sale at December 31, 2017. Additionally, working capital is being impacted by the current portion of deferred metal sales agreements; however, this effect will decline in future reporting periods with remaining copper deliveries scheduled in March 2019 and June 2019.

Net change in working capital movement was a cash outflow of $162.1 million for the year ended December 31, 2018. Working capital was impacted predominantly by Cerro Moro due to the aforementioned inventory buildup (refer to Section 4: Operating Segments Performance of this MD&A), temporary indirect tax credit build-up associated with the commencement of operations, which is expected to be recoverable starting in 2019 and trade payables returning to normal levels following the completion of construction. The remainder of the movement in working capital is associated with:

•	Approximately $8.6 million of unsold inventory as the Company awaits resolution on its bailment claim following the Chapter 11 bankruptcy of Republic Metals Corporation;

•	General inventory increases at Chapada and Canadian Malartic; and

•	Timing of regular trade payments for the Company's operating mines.

The Company also has invested $192.0 million in stockpile inventory classified as other non-current assets as it is not expected to be processed within one year. The funds invested currently do not generate cash flow, but are readily available for processing, and the sale of which, will generate cash flow.

| 40

Total debt was $1.8 billion as at December 31, 2018, compared to $1.9 billion as at December 31, 2017. Net debt as at December 31, 2018 was $1.66 billion or 3% lower, compared to $1.71 billion as at December 31, 2017. Following the early redemption of the 2019 notes and the 2018 maturities, the Company’s next scheduled maturity fixed maturity debt of $84.1 million is March 2020. Based on its current credit rating, the Company expects that it can refinance the existing long-term debt in similar or more favourable terms to support the execution of the Company's business strategy.

LIQUIDITY

Planned growth, development activities, expenditures, negative working capital and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities.

As at December 31, 2018, the financial resources available to the Company in meeting its financial obligations include $705.0 million from its revolving credit facility. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility either before or upon maturity in June 2023.

For the year ended December 31, 2018, cash flows from operating activities were $404.2 million net of the impact of the $99.5 million deferred revenue recognized in respect of metal sales agreements, some of which had cash payments received in previous periods. Cash flows from operating activities are expected to remain positive and increase in the short-term mainly from the completion of the advanced copper sales agreement, lower capital investments on the completion of Cerro Moro, the sale of inventory build-up and a full year of operations also at Cerro Moro. The Company expects its cash flows from operations will increase organically, subject to prevailing metal prices, in 2019. Refer to Section 8: Economic Trends, Business Risks and Uncertainties of this MD&A for a detailed discussion of market price risk.

The Company’s near-term financial obligations include repayment obligations within one year of long-term debt of $1.9 million, construction and service contract commitments of $179.6 million, and sustaining capital expenditures of approximately $182.0 million for 2019. The Company budgets for expansionary and exploration capital expenditures, however, are discretionary in nature, allowing management a reasonable degree of flexibility in managing its financial resources. Further information with regards to sustaining capital expenditures can be found in the Section 1: Highlights and Relevant Updates of this MD&A and commitments by year can be found below.

The Company's continuous commitment to balance sheet and cost improvements will further strengthen its financial position, and is highlighted by the following initiatives completed or expected in the near-term:

•
The sale of Gualcamayo, achieving various corporate objectives, provides both immediate and periodic future payments. Future payments from currently identified opportunities, new discoveries, mine life extensions, and higher metal prices, are expected to provide upside in value in relation to its current carrying value.

•	The extension of the revolving credit facility from September 2021 to June 2023 was completed in June 2018 at terms substantially similar to existing terms.

•	The completion of the previously announced sale of its 50% indirect interest in certain jointly owned exploration properties of the Canadian Malartic Corporation for cash proceeds of $162.5 million;

•
The early redemption of $181.5 million of the 6.97% senior notes due December 2019, which extended the tenor of the Company's fixed term profile at lower average interest rates and improved financial flexibility.

•	The receipt of $125.0 million from the copper advanced sales program in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and first half of 2019.

•
Although the Brio transaction did not bring immediate cash, the combined entity created an impressive mid-tier gold producer with assets in two excellent jurisdictions, a strong production platform, built-in potential for growth and a proven management team well positioned to deliver future value increases. This investment provides the Company with a significant monetization potential.

Additionally, through the completion of the Cerro Moro mine resulting in lower capital expenditures and expected step-change in cash flow in 2019, the Company is well positioned to drive a reduction in net debt and manage its debt repayments.

| 41

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended December 31,		For the years ended December 31,
(In millions of US Dollars)	2018	2017	2018	2017
Cash flows from operating activities	$114.7	$158.5	$404.2	$484.0
Cash flows from operating activities before net change in working capital (i)	$115.8	$122.3	$566.3	$498.0
Cash flows used in investing activities	$(91.4)	$(196.9)	$(329.6)	$(644.2)
Cash flows (used in) from financing activities	$(49.3)	$68.3	$(134.3)	$217.9

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 11: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Operating Activities

Cash flows from operating activities for the year ended December 31, 2018 were $404.2 million, compared to $484.0 million for the year ended December 31, 2017. Cash flows from operating activities before net change in working capital for the year ended December 31, 2018 were $566.3 million, compared to $498.0 million for the year ended December 31, 2017. Cash flows from operating activities were lower mainly due to higher tax payments including incremental payments to Brazilian tax authorities of $101.3 million and the aforementioned net change in working capital of $162.1 million.

Cash flows from operating activities for the three months ended December 31, 2018 were $114.7 million, compared to $158.5 million for the same period ended December 31, 2017. Cash flows from operating activities before net change in working capital for the three months ended December 31, 2018 were $115.8 million, compared to $122.3 million for the three months ended December 31, 2017 mainly due to higher tax payments including incremental payments to Brazilian tax authorities discussed above.

Investing Activities

Cash flows used in investing activities were $329.6 million for the year ended December 31, 2018, compared to $644.2 million for the year ended December 31, 2017. The net cash outflows resulted from the cash capital expenditures mainly arising from the completion of Cerro Moro in the second quarter of 2018 and the continued development of Canadian Malartic; and the build-up of ore stockpiles not scheduled for processing within the next twelve months. Also included in investing activities in 2018 was a $189.9 million net cash inflow from the sale of subsidiaries and other assets.

Cash flows used in investing activities were $91.4 million for the three months ended December 31, 2018, compared to $196.9 million for the same period ended December 31, 2017. The decrease is mainly due to lower capital expenditures given the completion of Cerro Moro during the year.

Financing Activities

Cash flows used in financing activities were $134.3 million for the year ended December 31, 2018, compared to inflows of $217.9 million for the year ended December 31, 2017. Cash flows from financing activities represent the net impact of drawdowns and repayments on the revolving facility, repayment of certain tranches of the Company's senior notes, and the payment of interest on term debt. Cash flows used in financing activities also reflect the lower interest and other finance expenses paid during the year compared to the year ended December 31, 2017.

Cash flows used in financing activities were $49.3 million for the three months ended December 31, 2018, compared to inflows of $68.3 million for the same period ended December 31, 2017. Cash flows from financing activities in both periods represent the net impact of drawdowns and repayments on the revolving facility and the payment of interest on term debt.

| 42

CAPITAL RESOURCES
The capital of the Company consists of items included in shareholders’ equity, and debt obligations net of cash and cash equivalents as follows:

As at (In millions of US Dollars)	December 31, 2018	December 31, 2017
Shareholders’ equity	$4,024.0	$4,447.3
Debt	1,758.7	1,857.7
	5,782.7	6,305.0
Less: Cash and cash equivalents	(98.5)	(148.9)
	$5,684.2	$6,156.1

In order to maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities, and operating and capital commitments at December 31, 2018, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$1.9	$84.1	$748.9	$935.6	$1,770.5
Interest	82.0	157.5	127.8	69.9	437.2
Mine operating/construction and service contracts and other	179.6	132.3	2.5	—	314.4
Operating leases	2.2	4.3	4.5	3.9	14.9
Decommissioning, restoration and similar liabilities	9.5	27.1	21.5	514.4	572.5
	$275.2	$405.3	$905.2	$1,523.8	$3,109.5

(i)
Additionally, as at December 31, 2018, the Company had outstanding letters of credit totalling $57.4 million (C$78.3 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, and $13.6 million representing guarantees for reclamation obligations relating to the Company's US properties.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at (thousands)	February 8, 2019	December 31, 2018
Common shares issued and outstanding	949,732	949,342
Share options outstanding	1,698	1,772
Restricted share units	1,923	2,284

8.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability, financial instruments and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors more particularly described in the latest available Company’s Annual Information Form. Such risk factors could materially

| 43

affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

METAL PRICE RISK

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold, copper and silver. Market price fluctuations of these commodities could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange and inflation), banking and political conditions, and mining specific factors.

$1,400
$1,300
$1,200
$1,100
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18

$3.40
$3.20
$3.00
$2.80
$2.60
$2.40
$2.20
$2.00
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18

Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)      Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

Gold Price - Market Update

For the year ended December 31, 2018, spot gold prices averaged $1,268 per ounce, representing an increase of 1% to $1,259 per ounce in 2017. Prices ranged between $1,178 and $1,355 per ounce and ended the year at $1,279 per ounce.

For the quarter ended December 31, 2018, spot gold prices averaged $1,226 per ounce, representing a decrease of 4%, compared to $1,277 per ounce in the fourth quarter of 2017. Prices ranged between $1,186 and $1,279 per ounce during the fourth quarter of 2018.

Gold prices moved higher in the fourth quarter as US equities and Treasury yields declined, and late cycle fears developed. The US Federal Reserve (“US Fed”) increased the US Fed Funds rate by 0.25% in December, as expected, but lowered its forecast to two hikes in 2019, from three. Other central banks have also begun to tighten monetary policy and while higher interest rates may weigh on gold, the prospect of other central banks increasing rates should temper US Dollar strength.

The amount of global debt added over the past several years is significant and the prospect of rising global interest rates may pose refinancing challenges, which may prove to be supportive for gold. Most governments continue to run fiscal deficits during this period of global economic expansion, which may ultimately leave them with limited flexibility when an economic contraction occurs. This should be a longer-term source of support for gold price. In the short-term, gold prices are likely be driven by the changing sentiment as to the monetary policy path of the US Fed and US Treasury yields, developments on global trade and equity market performance.

Copper Price - Market Update

For the year ended December 31, 2018, spot copper prices averaged $2.96 per pound, representing an increase of 5.8% compared to $2.80 per pound in 2017. Prices ranged between $2.61 and $3.33 per pound and ended the year at $2.70 per pound.

For the quarter ended December 31, 2018, spot copper prices averaged $2.80 per pound, representing a decrease of 9%, compared to $3.09 per pound in the fourth quarter of 2017. Prices ranged between $2.69 and $2.87 per pound in the fourth quarter of 2018.

Copper prices moved lower in the fourth quarter, as trade fears between the US and China continued. In the short term, copper will continue to be impacted by global growth expectations. Over the medium to longer-term, copper prices should be supported by positive fundamentals, as the market moves towards a deficit with supply growth slowing as fewer new mines are expected to begin operations.

| 44

The Company currently uses forward and option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at December 31, 2018, the Company had 25.7 million pounds of copper forward contracts in place to May 2019 at an average sales price of $2.79 per pound. In addition, as part of the copper advanced sales program for which $125.0 million was received in January 2018, the Company has effectively hedged approximately 16.3 million pounds of copper at $3.26 per pound, to be delivered in the first half of 2019. This production represents approximately 28% of planned production over this period. In the fourth quarter of 2018, 10.7 million pounds of copper were delivered under this program at $3.26 per pound.

CURRENCY RISK

The Company’s sales are predominantly denominated in US Dollars. The Company is primarily exposed to currency fluctuations relative to the US Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso, and the Canadian Dollar. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and affect the Company’s earnings and financial condition. To limit the variability in the Company’s expected operating expenses denominated in foreign currencies, the Company restarted its hedging program in May 2016, entering into forward contracts and zero-cost collar option contracts.

US Dollar - Market Update

The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Canadian Dollar, Argentine Peso and the Chilean Peso all weakened against the US Dollar during the three months ended December 31, 2018, while the Brazilian Real strengthened compared to the previous quarter in 2018. Relative to the same quarter of 2018, all currencies below weakened against the US Dollar. The US Fed increased the Fed Funds rate by 0.25% in December and lowered their expectations for rate hikes in 2019.

	Average Exchange Rate						Period-end Exchange Rate
	For the three months ended December 31,			For the years ended December 31,			As at December 31,
	2018	2017	% (i)	2018	2017	% (i)	2018	2017	% (i)
USD-CAD	1.3216	1.2709	4.0%	1.2961	1.2981	-0.2%	1.3637	1.2571	8.5%
USD-BRL	3.8112	3.2504	17.3%	3.655	3.1917	14.5%	3.8745	3.3085	17.1%
USD-ARG	37.1153	17.5464	111.5%	30.7165	16.5607	85.5%	37.6679	18.6232	102.3%
USD-CLP	680.55	633.42	7.4%	654.63	649.01	0.9%	693.60	615.44	12.7%

(i)	Positive variance represents the US Dollar increase in value relative to the foreign currency.

| 45

As at December 31, 2018, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price (i)	Average put strike price (i)	Total (ii)
Brazilian Real to USD
January 2019 to June 2019	R$ 3.15	R$ 3.47	R$ 180 million
January 2019 to December 2019	R$ 3.75	R$ 4.74	R$ 348 million
July 2019 to December 2019	R$ 3.75	R$ 4.87	R$ 135 million

(i)	R$ = Brazilian Reais.

(ii)	Evenly split by month.

On February 5 and 7, 2019, the Company entered into forward contracts totalling CLP 56.76 billion (CLP = Chilean Pesos; approximately USD$86.8 million) evenly split by month from February 2019 to December 2019 at a weighted average Chilean Peso to US Dollar forward rate of CLP 652.42 per US Dollar. These forward contracts are expected to cover approximately 50% of the Chilean Peso denominated forecasted operating costs from February 2019 to December 2019.

OTHER FINANCIAL STATEMENT RISKS

Credit and Counterparty Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short-term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; (vi) refineries contracted that hold and process the Company's precious metals; and (vii) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings. For cash and cash equivalents, and trade and other receivables, credit risk is represented by the carrying amount on the consolidated balance sheets.

Liquidity and Interest Rate Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of the Company's trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by managing its capital expenditures, forecast and operational cash flows, and by maintaining adequate lines of credit. The Company manages its capital structure and adjusts it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. As part the capital allocation strategy, the Company examines opportunities to divest assets that do not meet the Company’s investment criteria. The Company is exposed to interest rate risk on its variable rate debt and may enter into interest rate swap agreements to hedge this risk.

9.    CONTINGENCIES

Litigation and Claims

The Company is currently subject to litigation proceedings as disclosed in Note 35: Contingencies to the Company's Consolidated Financial Statements, and may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

| 46

10.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of Preparation

The Company's Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The significant accounting policies applied and recent accounting pronouncements are described in Note 3: Significant Accounting Policies and Note 5: Recent Accounting Pronouncements, respectively, to the Company's Consolidated Financial Statements for the year ended December 31, 2018.

In preparing the Consolidated Financial Statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Consolidated Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainties in the application of accounting policies during the year ended December 31, 2018 are disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Financial Statements for the year ended December 31, 2018.

11.    NON-GAAP FINANCIAL MEASURES AND ADDITIONAL SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per ounce produced on a co-product and by-product basis, for gold and silver;

•	Co-product cash costs per pound of copper produced;

•	All-in sustaining costs per ounce produced on a co-product and by-product basis, for gold and silver;

•	All-in sustaining co-product costs per pound of copper produced;

•	Net debt;

•	Net free cash flow;

•	Average realized price per ounce of gold/silver sold; and

•	Average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

| 47

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms co-product and by-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product and by-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

By-Product and Co-Product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations. Cash costs are computed on a weighted average basis, net of by-product sales and on a co-product basis as follows:

•
Cash costs of gold and silver on a by-product basis - shown on a per ounce basis. The attributable cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold and silver ounces produced.

•
Cash costs of gold and silver on a co-product basis - shown on a per ounce basis. Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues, which will be determined annually. The attributable cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•	Cash costs of copper on a co-product basis - shown on a per pound basis. Costs attributable to copper production are divided by commercial copper pounds produced.

By-Product and Co-Product AISC

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs or by-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities. Similarly, all-in sustaining by-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold and silver production activities but net of by-product revenue credits from sales of copper and zinc.

The following tables provide a reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depletion, depreciation and amortization, plus depletion, depreciation and amortization) per the Consolidated Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, co-product AISC of gold produced, co-product AISC of silver produced, co-product AISC of copper produced, by-product cash costs of gold produced, by-product cash costs of silver produced, by-product AISC of gold produced and by-product AISC of silver produced. The tables also present total cost of sales on a per ounce or pound sold, co-product and by-product cash costs and AISC on a per ounce or pound produced basis, as deemed appropriate.

Total cost of sales in the following reconciliations to co-product and by-product cash costs and co-product and by-product AISC agree to the Consolidated Financial Statement of operations. All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs. The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

| 48

Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

| 49

i)	Reconciliation of Cost of Sales per the Consolidated Financial Statements to Co-Product Cash Costs and Co-Product AISC, and By-Product Cash Costs and By-Product AISC:

Co-product Cash Cost & AISC	For the three months ended December 31, 2018				For the three months ended December 31, 2017				For the twelve months ended December 31, 2018				For the twelve months ended December 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi) (vii)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi) (vii)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi) (vii)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi)	Total Copper
Cost of sales excluding DDA (i)	$266.2	$184.6	$25.3	$56.3	$264.7	$209.2	$9.5	$46.0	$1,010.1	$759.4	$65.2	$185.5	$1,042.4	$816.7	$48.8	$176.9
DDA	130.9	102.5	18.1	10.3	100.8	86.3	4.8	9.7	438.3	361.1	40.7	36.5	426.8	373.7	21.2	31.9
Total cost of sales	$397.1	$287.1	$43.4	$66.6	$365.5	$295.5	$14.3	$55.7	$1,448.4	$1,120.5	$105.9	$222.0	$1,469.2	$1,190.4	$70.0	$208.8
DDA	(130.9)	(102.5)	(18.1)	(10.3)	(100.8)	(86.3)	(4.8)	(9.7)	(438.3)	(361.1)	(40.7)	(36.5)	(426.8)	(373.7)	(21.2)	(31.9)
Sales taxes	(1.6)	0.3	(0.9)	(1.0)	—				(25.9)	(16.0)	(2.7)	(7.2)	—
Inventory movement	(10.3)	(7.1)	(1.2)	(2.0)	(5.2)	(6.1)	0.8	0.1	(6.9)	(6.7)	0.5	(0.7)	(14.1)	(12.6)	1.2	(2.7)
Treatment and refining charges (ii)	9.8	1.4	—	8.4	10.8	1.6	—	9.2	33.3	4.9	—	28.4	38.2	5.6	0.2	32.4
Commercial, freight and other costs	(4.1)	(0.8)	—	(3.3)	(3.6)	(0.7)	—	(2.9)	(13.4)	(2.7)	—	(10.7)	(13.1)	(2.6)	(0.1)	(10.4)
Total co-product cash cost	$260.0	$178.4	$23.2	$58.4	$266.7	$204.0	$10.3	$52.4	$997.2	$738.9	$63.0	$195.3	$1,053.4	$807.1	$50.1	$196.2
G&A, excl., shared-based compensation (iii)	21.8	15.2	2.1	4.5	29.5	23.3	1.0	5.2	86.2	63.8	5.5	16.9	99.5	78.8	4.1	16.6
Sustaining capital expenditures (iv)	52.5	38.9	5.7	7.9	57.9	50.9	2.3	4.7	187.7	145.3	13.5	28.9	205.6	170.5	12.3	22.8
Exploration and evaluation expense (iii)	3.6	1.8	0.2	1.6	6.8	4.6	0.2	2.0	13.1	8.0	0.6	4.5	21.2	14.8	1.0	5.4
Total co-product AISC	$337.9	$234.3	$31.2	$72.4	$360.9	$282.8	$13.8	$64.3	$1,284.2	$956.0	$82.6	$245.6	$1,379.7	$1,071.2	$67.5	$241.0
Commercial oz and lb produced		292,484	3,264,695	39,024,996		299,956	1,171,042	34,667,040		1,096,733	7,638,417	129,151,441		1,155,340	5,004,760	127,333,872
Commercial oz and lb sold		284,420	3,049,473	35,509,168		301,513	1,012,898	33,186,233		1,075,214	6,799,000	123,555,941		1,147,204	4,874,809	120,066,492
Cost of sales excl. DDA per oz and lb sold			$8.30	$1.59		$694	$9.42	$1.39			$9.59	$1.50		$712	$10.00	$1.47
DDA per oz and lb sold			$5.93	$0.29		$286	$4.72	$0.29			$5.99	$0.30		$326	$4.35	$0.27
Total cost of sales per oz and lb sold		$1,010	$14.23	$1.87		$980	$13.26	$1.68		$1,042	$15.58	$1.80		$1,038	$13.63	$1.74
Co-product cash cost per oz and lb produced			$7.12	$1.50		$680	$8.86	$1.51			$8.25	$1.51		$699	$10.01	$1.54
Co-product AISC per oz and lb produced			$9.57	$1.86		$943	$11.90	$1.85			$10.81	$1.90		$927	$13.48	$1.89

| 50

Co-product Cash Cost & AISC	For the three months ended December 31, 2018					For the three months ended December 31, 2017					For the twelve months ended December 31, 2018					For the twelve months ended December 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold	Brio Gold (pre-sale)	Total Gold - Yamana (incl.Gualcamayo)	Gualcamayo Gold	Total Gold - Yamana Mines (v)	Total Gold	Brio Gold (pre-sale)	Total Gold - Yamana (incl.Gualcamayo)	Gualcamayo Gold	Total Gold - Yamana Mines (v)	Total Gold	Brio Gold (pre-sale)	Total Gold - Yamana (incl.Gualcamayo)	Gualcamayo Gold	Total Gold - Yamana Mines (v)	Total Gold	Brio Gold (pre-sale)	Total Gold - Yamana (incl.Gualcamayo)	Gualcamayo Gold	Total Gold - Yamana Mines (v)
Cost of sales excluding DDA (i)	$184.6	$—	$184.6	$(25.5)	$159.1	$209.2	$(36.6)	$172.6	$(37.1)	$135.5	$759.4	$(75.3)	$684.1	$(101.3)	$582.8	$816.7	$(154.0)	$662.7	$(143.8)	$518.9
DDA	102.5	—	102.5	—	102.5	86.3	(6.8)	79.5	(12.6)	66.9	361.1	(10.0)	351.1	(16.3)	334.8	373.7	(42.6)	331.1	(53.7)	277.4
Total cost of sales	$287.1	$—	$287.1	$(25.5)	$261.6	$295.5	$(43.4)	$252.1	$(49.7)	$202.4	$1,120.5	$(85.3)	$1,035.2	$(117.6)	$917.6	$1,190.4	$(196.6)	$993.8	$(197.5)	$796.3
DDA	(102.5)	—	(102.5)	—	(102.5)	(86.3)	6.8	(79.5)	12.6	(66.9)	(361.1)	10.0	(351.1)	16.3	(334.8)	(373.7)	42.6	(331.1)	53.7	(277.4)
Sales taxes	0.3	—	0.3	(3.0)	(2.6)		—		—		(16.0)	—	(16.0)	7.2	(8.8)		—		—	—
Inventory movement	(7.1)	—	(7.1)	3.9	(3.2)	(6.1)	4.0	(2.1)	(2.8)	(4.9)	(6.7)	—	(6.7)	2.4	(4.3)	(12.6)	3.5	(9.1)	(1.3)	(10.4)
Treatment and refining charges (ii)	1.4	—	1.4	—	1.4	1.6	—	1.6	—	1.6	4.9	—	4.9	—	4.9	5.6	—	5.6	—	5.6
Commercial, freight and other costs	(0.8)	—	(0.8)	—	(0.8)	(0.7)	—	(0.7)	—	(0.7)	(2.7)	—	(2.7)	—	(2.7)	(2.6)	—	(2.6)	—	(2.6)
Total co-product cash cost	$178.4	$—	$178.4	$(24.6)	$153.9	$204.0	$(32.6)	$171.4	$(39.9)	$131.5	$738.9	$(75.3)	$663.6	$(91.7)	$571.9	$807.1	$(150.5)	$656.6	$(145.1)	$511.5
G&A, excl., shared-based compensation (iii)	15.2	—	15.2	—	15.2	23.3	(4.7)	18.6	(0.3)	18.3	63.8	(7.9)	55.9	(0.1)	55.8	78.8	(16.1)	62.7	(0.8)	61.9
Sustaining capital expenditures (iv)	38.9	—	38.9	(3.8)	35.1	50.9	(12.0)	38.9	(3.3)	35.6	145.3	(9.8)	135.5	(10.6)	124.9	170.5	(36.0)	134.5	(6.6)	127.9
Exploration and evaluation expense (iii)	1.8	—	1.8	—	1.8	4.6	(0.1)	4.5	—	4.5	8.0	(0.7)	7.3	—	7.3	14.8	(0.8)	14.0	—	14.0
Total co-product AISC	$234.3	$—	$234.3	$(28.4)	$206.0	$282.8	$(49.4)	$233.4	$(43.5)	$189.9	$956.0	$(93.7)	$862.3	$(102.4)	$759.9	$1,071.2	$(203.4)	$867.8	$(152.5)	$715.3
Commercial oz and lb produced			292,484		270,193			259,606		214,828			1,023,260		930,975	582,800		977,315		823,263
Commercial oz and lb sold			284,420		261,929			261,057		217,754			1,004,462		910,485			971,148		818,468
Cost of sales excl. DDA per oz and lb sold			$649		$608			$661		$622			$681		$640			$682		$634
DDA per oz and lb sold			$361		$391			$305		$307			$350		$368			$341		$339
Total cost of sales per oz and lb sold			$1,010		$999			$966		$929			$1,031		$1,008			$1,023		$973
Co-product cash cost per oz and lb produced			$610		$570			$660		$612			$649		$614			$672		$621
Co-product AISC per oz and lb produced			$801		$763			$899		$884			$843		$816			$888		$869

| 51

Co-product Cash Cost & AISC	For the three months ended December 31, 2018			For the three months ended December 31, 2017				For the twelve months ended December 31, 2018			For the twelve months ended December 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Chapada Total (vii)	Chapada Gold	Chapada Copper	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper	Chapada Total	Chapada Gold	Chapada Copper	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding DDA (i)	$68.5	$12.2	$56.3	$55.9	$9.7	$0.2	$46.0	$225.6	$40.1	$185.5	$215.3	$37.6	$0.8	$176.9
DDA	12.3	2.5	9.8	11.6	2.3	—	9.3	43.6	8.7	34.9	38.2	7.5	0.2	30.5
Total cost of sales	$80.8	$14.7	$66.1	$67.5	$12.0	$0.2	$55.3	$269.2	$48.8	$220.4	$253.5	$45.1	$1.0	$207.4
DDA	(12.3)	(2.5)	(9.8)	(11.6)	(2.3)	—	(9.3)	(43.6)	(8.7)	(34.9)	(38.2)	(7.5)	(0.2)	(30.5)
Sales taxes	(1.3)	(0.3)	(1.0)	—				(9.0)	(1.8)	(7.2)	—
Inventory movement	(2.5)	(0.5)	(2.0)	0.1	—	—	0.1	(0.8)	(0.1)	(0.7)	(3.4)	(0.7)	—	(2.7)
Treatment and refining charges (ii)	9.8	1.4	8.4	10.8	1.6	—	9.2	33.3	4.9	28.4	38.2	5.6	0.2	32.4
Commercial, freight and other costs	(4.1)	(0.8)	(3.3)	(3.6)	(0.7)	—	(2.9)	(13.4)	(2.7)	(10.7)	(13.1)	(2.6)	(0.1)	(10.4)
Total co-product cash cost	$70.4	$12.0	$58.4	$63.2	$10.6	$0.2	$52.4	$235.7	$40.4	$195.3	$237.0	$39.9	$0.9	$196.2
G&A, excl., shared-based compensation (iii)	0.5	0.1	0.4	—	—	—	—	1.4	0.3	1.1	0.7	0.1	—	0.6
Sustaining capital expenditures (iv)	9.4	1.9	7.5	5.6	1.1	—	4.5	35.2	7.0	28.2	27.9	5.5	0.1	22.3
Exploration and evaluation expense (iii)	1.4	0.3	1.1	1.1	0.2	—	0.9	3.0	0.6	2.4	2.9	0.6	—	2.3
Total co-product AISC	$81.7	$14.3	$67.4	$69.9	$11.9	$0.2	$57.8	$275.3	$48.3	$227.0	$268.5	$46.1	$1.0	$221.4
Commercial oz and lb produced		40,841	39,024,996		36,578	71,520	34,667,040		121,003	129,151,441		119,852	252,748	127,333,872
Commercial oz and lb sold		35,607	35,509,168		36,789	47,534	33,186,233		116,743	123,555,941		117,305	129,452	120,066,492
Cost of sales excl. DDA per oz and lb sold		$341	$1.59		$264	$4.16	$1.39		$343	$1.50		$321	$5.93	$1.47
DDA per oz and lb sold		$69	$0.28		$62	$0.98	$0.28		$75	$0.28		$64	$1.18	$0.25
Total cost of sales per oz and lb sold		$410	$1.86		$326	$5.14	$1.67		$418	$1.78		$384	$7.11	$1.73
Co-product cash cost per oz and lb produced		$294	$1.50		$291	$3.25	$1.51		$334	$1.51		$334	$3.38	$1.54
Co-product AISC per oz and lb produced		$349	$1.73		$327	$3.63	$1.67		$399	$1.76		$385	$3.88	$1.74

| 52

Co-product Cash Cost & AISC	For the three months ended December 31, 2018				For the three months ended December 31, 2017				For the twelve months ended December 31, 2018				For the twelve months ended December 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding DDA (i)	$40.3	$29.1	$11.2	$52.6	$33.9	$25.0	$8.9	$56.3	$170.9	$129.6	$41.3	$200.4	$165.2	$121.6	$43.6	$186.0
DDA	26.2	19.0	7.2	34.8	16.8	12.4	4.4	32.4	92.9	70.3	22.6	137.8	70.2	51.7	18.5	129.4
Total cost of sales	$66.5	$48.1	$18.4	$87.4	$50.7	$37.4	$13.3	$88.7	$263.8	$199.9	$63.9	$338.2	$235.4	$173.3	$62.1	$315.4
DDA	(26.2)	(19.0)	(7.2)	(34.8)	(16.8)	(12.4)	(4.4)	(32.4)	(92.9)	(70.3)	(22.6)	(137.8)	(70.2)	(51.7)	(18.5)	(129.4)
Sales taxes	0.1	0.1	—	(4.4)	—				—	—	—	—	—
Inventory movement	—	—	—	—	3.6	2.8	0.8	(5.6)	(3.6)	(3.0)	(0.6)	(4.0)	(0.5)	(1.0)	0.5	(3.7)
Total co-product cash cost	$40.4	$29.2	$11.2	$48.2	$37.5	$27.8	$9.7	$50.7	$167.3	$126.6	$40.7	$196.4	$164.7	$120.6	$44.1	$182.3
G&A, excl., shared-based compensation (iii)	0.4	0.3	0.1	1.3	0.3	0.2	0.1	1.1	0.6	0.5	0.1	4.7	0.5	0.4	0.1	4.0
Sustaining capital expenditures (iv)	7.4	5.3	2.1	11.4	8.1	6.0	2.1	15.6	31.8	24.0	7.8	46.4	38.5	28.1	10.4	48.3
Exploration and evaluation expense (iii)	—	—	—	0.2	—	—	—	0.1	—	—	—	0.3	—	(0.1)	0.1	0.3
Total co-product AISC	$48.2	$34.8	$13.4	$61.1	$45.9	$34.0	$11.9	$67.5	$199.7	$151.1	$48.6	$247.8	$203.7	$149.0	$54.7	$234.9
Commercial oz produced		37,956	1,186,789	84,732		39,401	1,052,423	80,743		151,893	3,903,961	348,600		160,509	4,282,339	316,731
Commercial oz sold		37,864	1,145,821	89,626		34,955	909,205	88,812		151,921	3,878,748	349,923		159,149	4,264,501	315,517
Cost of sales excl. DDA per oz sold		$770	$9.80	$587		$715	$9.74	$634		$853	$10.66	$573		$764	$10.22	$590
DDA per oz sold		$501	$6.27	$388		$354	$4.84	$364		$462	$5.83	$394		$325	$4.34	$410
Total cost of sales per oz sold		$1,270	$16.07	$975		$1,069	$14.58	$995		$1,316	$16.48	$967		$1,089	$14.57	$1,000
Co-product cash cost per oz produced		$769	$9.48	$569		$707	$9.19	$628		$833	$10.43	$563		$751	$10.30	$576
Co-product AISC per oz produced		$917	$11.31	$720		$864	$11.23	$835		$995	$12.46	$711		$928	$12.77	$742

Co-product Cash Cost & AISC	For the three months ended December 31, 2018				For the three months ended December 31, 2017				For the twelve months ended December 31, 2018				For the twelve months ended December 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Cerro Moro Total	Cerro Moro Gold	Cerro Moro Silver	Minera Florida Gold (vii)	Cerro Moro Total	Cerro Moro Gold	Cerro Moro Silver	Minera Florida Gold	Cerro Moro Total	Cerro Moro Gold	Cerro Moro Silver	Minera Florida Gold	Cerro Moro Total	Cerro Moro Gold	Cerro Moro Silver	Minera Florida Gold
Cost of sales excluding DDA (i)	$38.1	$24.0	$14.1	$17.5	$—	$—	$—	$18.5	$66.2	$42.3	$23.9	$74.7	$—	$—	$—	$75.1
DDA	29.6	18.9	10.7	10.3	—	—	—	9.7	49.2	31.5	17.7	39.2	—	—	—	38.3
Total cost of sales	$67.7	$42.9	$24.8	$27.8	$—	$—	$—	$28.2	$115.4	$73.8	$41.6	$113.9	$—	$—	$—	$113.4
DDA	(29.6)	(18.9)	(10.7)	(10.3)	—	—	—	(9.7)	(49.2)	(31.5)	(17.7)	(39.2)	—	—	—	(38.3)
Sales taxes	(1.7)	(0.8)	(0.9)	0.8	—	—	—		(7.0)	(4.3)	(2.7)	—
Inventory movement	(3.2)	(2.0)	(1.2)	—	—	—	—	(0.4)	2.9	1.8	1.1	0.1	—	—	—	(1.8)
Total co-product cash cost	$33.2	$21.2	$12.0	$18.3	$—	$—	$—	$18.1	$62.1	$39.8	$22.3	$74.8	$—	$—	$—	$73.3
G&A, excl., shared-based compensation (iii)	0.5	0.3	0.2	0.3	—	—	—	0.1	0.6	0.4	0.2	0.4	—	—	—	0.3
Sustaining capital expenditures (iv)	9.5	6.0	3.5	4.3	—	—	—	5.3	15.0	9.6	5.4	14.5	—	—	—	22.9
Exploration and evaluation expense (iii)	—	—	—	—	—	—	—	0.4	—	—	—	—	—	—	—	2.0
Total co-product AISC	$43.2	$27.5	$15.7	$22.9	$—	$—	$—	$23.9	$77.7	$49.8	$27.9	$89.7	$—	$—	$—	$98.5
Commercial oz produced		45,066	2,077,906	24,526		—	—	23,540		83,149	3,734,456	81,635		—	—	90,366
Commercial oz sold		40,016	1,903,652	23,882		—	—	23,503		68,669	2,920,252	81,449		—	—	90,876
Cost of sales excl. DDA per oz sold		$600	$7.40	$731		$—	$—	$786		$616	$8.17	$917		$—	$—	$826
DDA per oz sold		$471	$5.62	$433		$—	$—	$412		$458	$6.05	$481		$—	$—	$422
Total cost of sales per oz sold		$1,072	$13.03	$1,164		$—	$—	$1,198		$1,074	$14.22	$1,398		$—	$—	$1,248
Co-product cash cost per oz produced		$471	$5.78	$743		$—	$—	$765		$479	$5.98	$916		$—	$—	$812
Co-product AISC per oz produced		$611	$7.52	$931		$—	$—	$1,011		$600	$7.49	$1,099		$—	$—	$1,090

| 53

Co-product Cash Cost & AISC	For the three months ended December 31, 2018				For the three months ended December 31, 2017				For the twelve months ended December 31, 2018				For the twelve months ended December 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Jacobina Gold	Gualcamayo Gold	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Gualcamayo Gold	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Gualcamayo Gold	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Gualcamayo Gold	Corp. Office & Other Total	Corp. Office & Other Gold
Cost of sales excluding DDA (i)	$23.8	$25.5	$—	$—	$25.9	$37.1	$—	$—	$95.7	$101.3	$—	$—	$98.6	$143.8	$—	$—
DDA	15.8	—	2.0	1.4	8.7	12.6	2.1	1.6	41.4	16.3	8.0	5.9	44.8	53.7	7.6	5.9
Total cost of sales	$39.6	$25.5	$2.0	$1.4	$34.6	$49.7	$2.1	$1.6	$137.1	$117.6	$8.0	$5.9	$143.4	$197.5	$7.6	$5.9
DDA	(15.8)	—	(2.0)	(1.4)	(8.7)	(12.6)	(2.1)	(1.6)	(41.4)	(16.3)	(8.0)	(5.9)	(44.8)	(53.7)	(7.6)	(5.9)
Sales taxes	2.0	3.0	—	—					(2.7)	(7.2)	—
Inventory movement	(0.7)	(3.9)			(1.6)	2.8	—	—	0.9	(2.4)	—	—	(3.3)	1.3	—	—
Total co-product cash cost	$25.1	$24.6	$—	$—	$24.3	$39.9	$—	$—	$93.9	$91.7	$—	$—	$95.3	$145.1	$—	$—
G&A, excl., shared-based compensation (iii)	0.4	—	18.6	12.6	—	0.3	23.0	16.9	0.9	0.1	69.4	48.6	0.8	0.8	76.1	56.2
Sustaining capital expenditures (iv)	5.1	3.8	1.6	1.1	6.9	3.3	0.8	0.6	21.0	10.6	3.4	2.3	21.7	6.6	2.1	1.5
Exploration and evaluation expense (iii)	—	—	2.0	1.3	0.1	—	5.1	3.7	0.2	—	8.9	6.2	0.1	—	15.1	11.1
Total co-product AISC	$30.6	$28.4	$22.2	$15.0	$31.3	$43.5	$28.9	$21.2	$116.0	$102.4	$81.7	$57.1	$117.9	$152.5	$93.3	$68.8
Commercial oz and lb produced	37,071	22,291			34,566	44,778			144,695	92,285			135,806	154,052
Commercial oz and lb sold	34,934	22,491			33,695	43,303			141,780	93,977			135,620	152,679
Cost of sales excl. DDA per oz and lb sold	$681	$1,133			$769	$858			$675	$1,078			$727	$942
DDA per oz and lb sold	$451	$—			$257	$291			$292	$174			$330	$351
Total cost of sales per oz and lb sold	$1,132	$1,133			$1,027	$1,149			$967	$1,251			$1,057	$1,293
Co-product cash cost per oz and lb produced	$677	$1,102			$703	$891			$649	$993			$701	$942
Co-product AISC per oz and lb produced	$826	$1,271			$906	$972			$802	$1,109			$867	$990

Co-product Cash Cost & AISC	For the three months ended December 31, 2018		For the three months ended December 31, 2017		For the twelve months ended December 31, 2018		For the twelve months ended December 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding DDA (i)	$—	$—	$—	$—	$—	$—	$—	$—
DDA	0.2	0.4	0.1	0.4	0.5	1.6	0.4	1.4
Total cost of sales	$0.2	$0.4	$0.1	$0.4	$0.5	$1.6	$0.4	$1.4
DDA	(0.2)	(0.4)	(0.1)	(0.4)	(0.5)	(1.6)	(0.4)	(1.4)
Total co-product cash cost	—	—	—	—	—	—	—	—
G&A, excl., shared-based compensation (iii)	1.8	4.2	1.0	5.1	5.1	15.8	3.9	16.0
Sustaining capital expenditures (iv)	0.2	0.4	—	0.2	0.3	0.8	0.1	0.5
Exploration and evaluation expense (iii)	0.2	0.5	0.2	1.1	0.6	2.1	0.8	3.2
Total co-product AISC	$2.2	$5.1	$1.2	$6.4	$6.0	$18.7	$4.8	$19.7

| 54

By-product Cash Cost & AISC	For the three months ended December 31, 2018			For the three months ended December 31, 2017			For the twelve months ended December 31, 2018			For the twelve months ended December 31, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper
Cost of sales excluding DDA (i)	$159.1	$25.3	$56.3	$135.4	$9.5	$46.0	$582.8	$65.2	$185.5	$518.9	$48.8	$176.9
DDA	102.5	18.1	10.3	66.9	4.8	9.7	334.8	40.7	36.5	277.4	21.2	31.9
Total cost of sales	$261.6	$43.4	$66.6	$202.3	$14.3	$55.7	$917.6	$105.9	$222.0	$796.3	$70.0	$208.8
DDA	(102.5)	(18.1)	(10.3)	(66.9)	(4.8)	(9.7)	(334.8)	(40.7)	(36.5)	(277.4)	(21.2)	(31.9)
Sales taxes	(3.2)	(1.2)	(2.0)				(8.7)	(2.7)	(7.2)	—	—	—
Inventory movement	(2.6)	(0.9)	(1.0)	—	—	—	(4.3)	0.5	(0.7)	(10.4)	1.2	(2.7)
Treatment and refining charges (ii)	1.4	—	8.4	1.6	—	9.2	4.9	—	28.4	5.6	0.2	32.4
Commercial, freight and other costs	(0.8)	—	(3.3)	(0.7)	—	(2.9)	(2.7)	—	(10.7)	(2.6)	(0.1)	(10.4)
By-product credits from Chapada copper revenue	(91.5)	(14.5)	—	(78.7)	(4.6)	—	(333.9)	(36.6)	—	(291.4)	(19.9)	—
Chapada copper co-product cash cost	50.9	7.5	(58.4)	49.5	2.9	(52.4)	176.6	18.7	(195.3)	183.4	12.8	(196.2)
Total by-product cash cost	$113.3	$16.2	$—	$107.1	$7.8	$(0.1)	$414.7	$45.1	$—	$403.5	$43.0	$—
G&A, excl., shared-based compensation (iii)	19.1	2.7	—	23.2	1.3	—	71.2	7.0	—	77.4	5.1	—
Sustaining capital expenditures (iv)	42.0	6.7	—	40.0	2.6	—	150.9	16.4	—	149.2	13.9	—
Exploration and evaluation expense (iii)	3.2	0.4	—	6.4	0.3	—	11.3	1.0	—	19.1	1.4	—
Total by-product AISC	$177.6	$26.0	$—	$176.7	$12.0	$(0.1)	$648.1	$69.5	$—	$649.2	$63.4	$—
Commercial oz and lb produced	270,193	3,264,695		214,828	1,171,042		930,975	7,638,417		823,263	5,004,760
Commercial oz and lb sold	261,929	3,049,473		217,754	1,012,898		910,485	6,799,000		818,468	4,874,809
Cost of sales excl. DDA per oz and lb sold	$608	$8.30		$622	$9.42		$640	$9.59		$634	$10.00
DDA per oz and lb sold	$391	$5.93		$307	$4.72		$368	$5.99		$339	$4.35
Total cost of sales per oz and lb sold	$999	$14.23		$929	$13.26		$1,008	$15.58		$973	$13.63
By-product cash cost per oz and lb produced	$420	$4.99		$476	$7.44		$445	$5.90		$490	$8.58
By-product AISC per oz and lb produced	$657	$7.99		$800	$11.05		$696	$9.11		$788	$12.65
_____________________________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2017 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(iv)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(v)
Total Gold (from Yamana Mines) equals to "Total Gold" less Brio Gold and Gualcamayo in this table. Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 33(b) Operating Segments, Information about Profit or Loss, to the Company's Consolidated Financial Statements. Amount excludes the impact of commercial production from Cerro Moro, which reached commercial production on June 26, 2018.

(vi)
Quantities sold for the purpose of determining cost of sales per silver ounce sold exclude silver sales for Canadian Malartic, as silver is considered a by-product for the mine, and therefore all costs are allocated to gold production.

(vii)	Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

| 55

RECONCILIATON OF 2018 ACTUALS - CASH COSTS AND AISC PER GEO SOLD

As described in Section 2: Core Business, Strategy and Outlook of this MD&A, beginning January 1, 2019, the Company has adopted the updated version of the Guidance Note on All-in Sustaining Costs. The following tables reconcile 2018 actuals to the revised methodology:

(USD/GEO ounce sold, unless otherwise noted)	Chapada	Canadian Malartic	El Peñón	Cerro Moro	Jacobina	Minera Florida
Cash Costs (co-product, current methodology, per ounce)	$334	$563	$833	$479	$649	$916
Production vs. sales	12	6	2	9	5	(4)
Inventory movement and adjustments	4	1	14	75	1	5
Commercial costs	23	—	—	—	1	—
Sales tax	15	—	—	66	19	—
Others	—	3	2	—	—	—
Subtotal	$54	$10	$18	$150	$26	$1
Cash Costs (co-product, revised methodology)	$388	$573	$851	$629	$675	$917

(USD/GEO ounce sold, unless otherwise noted)	Chapada	Canadian Malartic	El Peñón	Cerro Moro	Jacobina	Minera Florida
All-in Sustaining Costs (co-product, current methodology, per ounce produced)	$399	$711	$995	$600	$802	$1,099
Production vs. sales	15	6	2	38	9	(4)
Inventory movement and adjustments	3	1	13	75	1	4
Commercial costs	23	—	1	—	1	—
Sales tax	15	—	—	66	19	—
G&A stock based comp	—	—	—	—	—	—
Exploration CAPEX	8	12	89	61	41	172
Community social programs	1	—	—	7	—	7
Closure related expenses	8	—	6	1	13	21
Closure depletion	1	—	9	—	5	28
Others	—	2	2	—	—	—
Subtotal	$74	$21	$122	$248	$89	$228
All-in Sustaining (co-product, revised methodology)	$473	$732	$1,117	$848	$891	$1,327

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of Net Debt is provided below:

| 56

As at, (In millions of US Dollars)	December 31, 2018	December 31, 2017
Debt
Non-current portion	$1,756.8	$1,747.7
Current portion	1.9	110.0
Total debt	$1,758.7	$1,857.7
Less: Cash and cash equivalents	98.5	148.9
Net Debt	$1,660.2	$1,708.8

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. A reconciliation of Net Free Cash Flow is included in Section 1: Highlights and Relevant Updates of this MD&A.

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound. Reconciliations of average realized metal prices to revenue are provided below:

For the three months ended December 31,	2018				2017
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$483.4	$347.9	$44.7	$90.8	$478.8	$382.6	$17.8	$78.4
Treatment and refining charges of concentrate	10.1	1.5	—	8.6	10.9	1.7	—	9.2
Sales taxes	—	—	—	—	5.5	3.3	—	2.2
Metal price adjustments related to concentrate revenue	2.8	(0.6)		3.4	10.7	0.1	—	10.6
Other adjustments	(0.1)	(0.1)	—	—	(0.1)	0.1	—	(0.2)
Gross revenue	$496.2	$348.7	$44.7	$102.8	$505.8	$387.8	$17.8	$100.2

Commercial gold/silver ounces, million pounds of copper sold		284,420	3,065,102	35.5		301,513	1,081,731	33.2
Revenue per gold/silver ounce, pound of copper sold		$1,223	$14.59	$2.56		$1,269	$16.46	$2.36
Average realized price per gold/silver ounce, pound of copper sold		$1,226	$14.59	$2.90		$1,286	$16.49	$3.02

| 57

For the year ended December 31,	2018				2017
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$1,798.5	$1,357.5	$107.6	$333.4	$1,803.8	$1,433.9	$86.1	$283.8
Treatment and refining charges of concentrate	34.6	4.9	—	29.7	38.2	5.6	0.2	32.4
Sales taxes	—	—	—	—	18.6	11.5	—	7.1
Metal price adjustments related to concentrate revenue	6.8	0.1	—	6.6	10.1	(0.8)	—	10.9
Other adjustments	0.3	0.3	—	—	(0.5)	(0.1)	(0.1)	(0.3)
Gross revenue	$1,840.2	$1,362.8	$107.6	$369.7	$1,870.2	$1,450.1	$86.2	$333.9

Commercial gold/silver ounces, million pounds of copper sold		1,075,214	7,000,887	123.6		1,147,204	5,125,689	120.1
Revenue per gold/silver ounce, pound of copper sold		$1,263	$15.37	$2.70		$1,250	$16.80	$2.36
Average realized price per gold/silver ounce, pound of copper sold		$1,267	$15.37	$2.99		$1,264	$16.83	$2.78

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

•
Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.

•	Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•
Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.

•
Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.

•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

•
Cash flows from operating activities before net change in working capital, normalized due to copper advanced sales program -excludes the impact due to the copper advanced sales program payments and deliveries that results in timing differences between the cash payment and delivery.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

| 58

12.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•	Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management assessed the effectiveness of the Company's internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 15(f) of the Securities Exchange Act of 1934, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2018. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2018.

The Company's independent registered public accounting firm, Deloitte LLP, has audited the Consolidated Financial Statements included in the annual report and has issued an attestation report dated February 14, 2019 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

| 59

CHANGES IN INTERNAL CONTROLS

During the period ended December 31, 2018, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2018 and December 31, 2017 and results of operations for the periods ended December 31, 2018 and December 31, 2017.

This Management’s Discussion and Analysis has been prepared as of February 14, 2019. The consolidated financial statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2018 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the most recent Annual Information Form for the year ended December 31, 2017 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2017 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

| 60

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the US Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, the Company's expectations in connection with the satisfaction of all closing conditions of the aforementioned sale transaction, the completion of the aforementioned sale transaction, the expected use of proceeds discussed herein and delivering value creation over the long term, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier (Senior Director, Geology and Mineral Resources).  Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2017 and other continuous disclosure documents filed by the Company since January 1, 2018 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

| 61

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

*************

| 62